                                                                 FILE NO. 1-3431
                                                                 REGULATION BW
                                                                 RULE 3



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549





                                    REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT





                   With respect to one or more proposed issues
                         of debt securities of the Bank




                    Filed pursuant to Rule 3 of Regulation BW




                             Dated: October 13, 2004

         The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

         Items 1-6.        Not yet known. This information will be included in the prospectus for a particular issue.

         Item 7.           EXHIBIT

                           Exhibit A: Information Statement dated September 27, 2004.

                                                                       EXHIBIT A

                             INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION

                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements--Note A and (2) all information is given as of June 30, 2004.

                          AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD's main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Banking, Capital Markets and Financial Engineering, tel: (202) 477-2880, or to IBRD's Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD's Investor Relations website at http:// www.worldbank.org/debtsecurities/ Other documents and information on IBRD's website are not intended to be incorporated by reference in this Information Statement.
--------------------------------------------------------------------------------

RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF IBRD AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.
--------------------------------------------------------------------------------

September 27, 2004

                              SUMMARY INFORMATION
                AS OF JUNE 30, 2004, UNLESS OTHERWISE INDICATED

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. IBRD's main goal is reducing poverty by promoting sustainable economic development. It pursues this goal primarily by providing loans, guarantees and related technical assistance for investment and adjustment projects and programs in its developing member countries. The five largest of IBRD's 184 shareholders are the United States (with 16.4% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, IBRD has earned profits in every year since 1948 on an operating basis. For the fiscal year ended June 30, 2004, operating income was $1,696 million, representing a net return on average earning assets of 1.18%. However, due solely to a negative FAS 133 adjustment of $4,100 million, IBRD had a reported net loss of $2,404 million. For management purposes, IBRD prepares current value financial statements. These statements present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. On a current value basis, net income for the year ended June 30, 2004, was $1,129 million, representing a net return on average earning assets of 0.76%.

EQUITY AND BORROWINGS

EQUITY. IBRD's shareholders have subscribed to $189.7 billion of capital, $11.5 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD's obligations for borrowings or guarantees; it may not be used for making loans. IBRD's equity also included $24.0 billion of retained earnings. The equity-to-loans ratio was 29.35%. On a currrent value basis, the equity-to-loans ratio was 29.07%.

BORROWINGS. IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. IBRD's outstanding borrowings of $108.1 billion, before swaps, were denominated in 19 currencies or currency units and included $3.1 billion of short-term borrowings.

ASSETS

LOANS. Most of IBRD's assets are loans, which totaled $109.6 billion outstanding. According to its Articles of Agreement, IBRD may only make loans directly to, or guaranteed by, a member country. IBRD's Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Although IBRD may make new loans to members with outstanding loans, it is IBRD's practice not to reschedule interest or principal payments on its loans. However, during fiscal year 2001, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears were consolidated into six new IBRD loans in fiscal year 2002. IBRD has never written off a loan.

Loans in nonaccrual status totaled 2.9% of IBRD's loan portfolio and represented loans made to or guaranteed by five countries. IBRD's accumulated loan loss provision was equivalent to 3.2% of its total loans outstanding.

LIQUID INVESTMENTS. IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments portfolio totaled $30.9 billion. IBRD's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD's expected debt service obligations plus one-half of net approved loan disbursements, as projected for that year. For fiscal year 2005, the minimum amount has been set at $20 billion.

RISK MANAGEMENT

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loans and in its liquidity portfolio.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $83.0 and $80.2 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $82.3 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

--------------------------------------------------------------------------------

Throughout the Information Statement, terms in BOLDFACE type are defined in the Glossary of Terms on page 53.
--------------------------------------------------------------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
--------------------------------------------------------------------------------

                             1. FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's financial objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. BOX 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD's RISK-BEARING CAPACITY.

Lending commitments in FY 2004 were $11.0 billion, which was slightly lower than the FY 2003 level of $11.2 billion.

FY 2004 operating income was $1,696 million, $1,325 million lower than that for FY 2003, thereby decreasing IBRD's return on equity and net return on average earning assets before the effects of FAS 133(a).

During FY 2004, provisioning requirements were reduced by $665 million due primarily to a net improvement in borrowers' risk ratings, and to a lesser extent, changes in the size and distribution of the portfolio including negative NET DISBURSEMENTS (of which $4,614 million were prepayments).

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities.

---------

a. For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

BOX 1: SELECTED FINANCIAL DATA
As of or for the Year Ended June 30
IN MILLIONS OF U.S DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

--------------------------------------------------------------------------------------------------------------
                                                            2004       2003       2002       2001       2000
LENDING(A)                                                --------   --------   --------   --------   --------
Commitments.............................................   11,045     11,231     11,452     10,487     10,919
Gross Disbursements.....................................   10,109     11,921     11,256     11,784     13,332
Net Disbursements.......................................   (8,408)    (7,996)      (812)     2,091      2,860

--------------------------------------------------------------------------------------------------------------
                                                            2004       2003       2002       2001       2000
REPORTED BASIS                                            --------   --------   --------   --------   --------
Loan Income.............................................    4,403      5,742      6,861      8,143      8,153
Provision for Losses on Loans and Guarantees decrease
  (increase)............................................      665      1,300         15       (676)       166
Investment Income.......................................      304        418        738      1,540      1,589
Borrowing Expenses......................................   (2,789)    (3,594)    (4,907)    (7,152)    (7,128)
Net Noninterest Expense.................................     (887)      (845)      (783)      (711)      (789)
Operating Income........................................    1,696      3,021      1,924      1,144      1,991
Effects of applying FAS 133.............................   (4,100)     2,323        854        345
Net (Loss) Income.......................................   (2,404)     5,344      2,778      1,489      1,991
Net Return on Average Earning Assets(b, c)..............     1.18       2.06       1.29       0.78       1.34
  after the effects of FAS 133..........................    (1.67)      3.64       1.87     0.87(d)

Gross Return on:
    Average Earning Assets(c)...........................     3.26       4.19       5.11       6.61       6.53
    Average Outstanding Loans(c)........................     3.83       4.73       5.57       6.67       6.71
    Average Cash and Investments........................     1.04       1.64       2.87       6.28       5.74
Cost of Average Borrowings (including swaps)(b).........     2.61       3.23       4.23       6.18       5.92
  after the effects of FAS 133..........................     6.56       1.18       3.53       6.12(d)
Interest Coverage(b)....................................     1.61       1.84       1.39       1.16       1.28
  after the effects of FAS 133..........................     0.65       2.49       1.57       1.18(d)
Return on Equity(b).....................................     5.21      10.32       7.09       4.33       7.73
  after the effects of FAS 133..........................    (7.00)     16.18       9.75       4.63(d)
Equity-to-Loans Ratio(e)................................    29.35      26.59      22.90      21.51      21.31

Total Assets............................................  229,213    230,352    227,794    222,873    228,539
Cash and Liquid Investments(f)..........................   31,126     26,620     25,056     24,407     24,331
Loans Outstanding.......................................  109,610    116,240    121,589    118,866    120,104
Accumulated Provision for Loan Losses(g)................   (3,505)    (4,045)    (5,053)    (4,074)    (3,554)
Borrowings Outstanding(h)...............................  108,066    108,554    110,263    106,757    110,379
Total Equity............................................   35,463     37,918     32,313     29,570     29,289

--------------------------------------------------------------------------------------------------------------
                                                            2004       2003       2002       2001
CURRENT VALUE BASIS                                       --------   --------   --------   --------
Net Income..............................................    1,129      3,436      2,853      1,460
  of which current value adjustment.....................     (513)       394        881        367
Net Return on Average Earning Assets....................     0.76       2.25       1.86       0.89(i)
Return on Equity........................................     3.36      11.16      10.07       4.98(i)
Equity-to-Loans Ratio...................................    29.07      26.36      23.10      21.43
Cash and Liquid Investments(f)..........................   31,126     26,620     25,056     24,407
Loans Outstanding.......................................  112,608    122,593    126,454    123,062
Borrowings Outstanding(h)...............................  109,675    116,695    114,502    110,290
Total Equity............................................   36,421     35,675     32,466     29,744
--------------------------------------------------------------------------------------------------------------

a.  Amounts include transactions with IFC and capitalized front-end fees.
b. Amounts are presented before the effects of FAS 133 to facilitate comparison to prior years.
c.  Includes income from commitment charges.
d.  Excludes the one-time cumulative effect of the adoption of FAS 133.
e. Before the effects of FAS 133. See Section 5, Funding Resources-Equity for additional discussion.
f.  Excludes restricted cash.
g. Prior to FY 2001, this amount includes accumulated provision for guarantee losses. For FY 2001 through FY 2004, the accumulated provision for guarantees is included in other liabilities.
h.  Outstanding borrowings, excluding swaps, net of premium/discount.
i. Excludes the one-time cumulative effect of the adoption of the current value basis of accounting.
--------------------------------------------------------------------------------

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects of FAS 133 and pension income (expense). On August 3, 2004, the Executive Directors approved the allocation of $680 million of FY 2004 net income to the General Reserve and recommended to IBRD's Board of Governors the following transfers from unallocated net income: $405 million to Surplus and $590 million to other development purposes. In addition, the Executive Directors approved a 50 basis point waiver of the front end fee on all loans (other than special structural adjustment loans) presented to the Board in FY 2005. This waiver also applies retroactively for FY 2004 to loans presented on or after March 1, 2004. The Executive Directors also approved that
(i) interest charge waivers will be maintained at 5 basis points for OLD LOANS and 25 basis points for NEW LOANS respectively, to eligible borrowers for payment periods commencing during FY 2005; and (ii) waivers of 50 basis points on commitment charges for FY 2005 will be maintained for all loans.

                             2. BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the "reported basis').

The standards require that all derivatives be recorded on IBRD's balance sheet at their fair value. Additionally, FAS 133 allows IBRD to designate HEDGING relationships and apply hedge accounting, if certain criteria are met. While IBRD believes that its HEDGING strategies achieve its objectives, the application of these criteria to IBRD's derivative portfolio would not consistently reflect its HEDGING strategies. Therefore, IBRD elected not to define any qualifying HEDGING relationships and, as a result, all changes in the fair value of the derivative financial instruments are recognized immediately in earnings. For management reporting purposes, IBRD has disclosed current value financial statements which IBRD believes reflect the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

In implementing its risk management strategy, IBRD makes extensive use of derivatives to manage the market risks (composed of interest rate and currency risks) associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more pronounced than for many other financial institutions. The effects of applying FAS 133 may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation reflects the economic value of all of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

BOX 2: HEDGING STRATEGY AND USE OF DERIVATIVES

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. In order to achieve the lowest funding costs, IBRD issues bonds in those currencies and markets throughout the world in which it has a comparative funding cost advantage. As a matter of policy, IBRD avoids interest rate risk in its financing operations and avoids open foreign exchange risk positions. Therefore, both on a transaction-by-transaction basis and on a portfolio basis, IBRD enters into derivatives transactions to eliminate mismatches between the interest rate and currency composition of its assets and liabilities. This approach insulates IBRD's balance sheet from material interest rate or currency exposure. (See
Section 6--Financial Risk Management)

FAS 133 requires that all derivatives be marked to market, with the effects of those changes reflected in the balance sheet and income statement. The recorded value of derivatives will therefore increase or decrease depending on movements of market interest rates and other factors. For example, IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. In general, when market interest rates increase, the reported value of these derivatives will decline; similarly, declining interest rates will result in an increase in the value of these derivatives. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked to market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results when the value of economically offsetting transactions are reported on different bases.

FAS 133 contains hedge accounting provisions which are intended to mitigate this mismatch but in order to qualify for hedge accounting, transactions must meet particular criteria. A number of the tools that IBRD utilizes would not qualify for hedge accounting treatment. Accordingly, IBRD has elected not to define any qualifying hedge relationships. While IBRD's policies and hedging strategy achieve its risk minimization objectives, that result is not fully evident in the reported financial statements, because the derivatives and the underlying liabilities/assets that they hedge would typically be reported on different bases under FAS 133. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Table 2 in Section 2, which marks both the derivatives and the underlying liabilities and assets to market.

In FY2002 and FY2003 interest rates for most currencies were declining. Accordingly, application of FAS 133 in FY2002 and FY2003 resulted in reported net income being substantially higher than it would otherwise have been (by
$854 million and $2,323 million, respectively). Conversely, application of FAS 133 in FY2004 in a rising interest rate environment resulted in a net loss on a reported basis (including a loss of $4,100 million due to application of FAS 133). Both the positive and the negative FAS 133 adjustments reflect the impact of changing rates on the marked-to-market value of the derivatives, which represent only one side of hedged transactions. The impact of changing market rates on the other side of hedged transactions--the underlying liabilities or assets--generally is not reflected in the reported financial statements. Therefore, IBRD uses current value financial statements for management reporting purposes and focuses on operating income in its annual allocation and distribution decisions.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering market and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year's Condensed Current Value Balance Sheet is presented, with a reconciliation to the reported basis, in TABLE 18 in Section 10.

IBRD's Condensed Current Value Comprehensive Statement of Income, with a reconciliation to the reported basis at June 30, 2004, is presented in TABLE 2. The prior year's Condensed Current Value Comprehensive Statement of Income is presented, with a reconciliation to the reported basis, in TABLE 19 in
Section 10.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 3.

CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would currently originate a similar loan. The discount rate is based on the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for available interest waivers.

TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT JUNE 30, 2004 AND JUNE 30, 2003.

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------------
                                                                JUNE 30, 2004                     JUNE 30, 2003
                                               -----------------------------------------------   ---------------
                                                          REVERSAL OF     CURRENT     CURRENT
                                               REPORTED     FAS 133        VALUE       VALUE      CURRENT VALUE
                                                BASIS       EFFECTS     ADJUSTMENTS    BASIS          BASIS
                                               --------   -----------   -----------   --------   ---------------
Due from Banks...............................  $  1,803     $    --       $   --      $  1,803      $  1,929
Investments..................................    31,986          --           --        31,986        28,128
Loans Outstanding............................   109,610          --        2,998       112,608       122,593
Less Accumulated Provision for Loan Losses
  and Deferred Loan Income...................    (3,984)         --           --        (3,984)       (4,478)
Swaps Receivable
  Investments................................    12,476          --           --        12,476        10,301
  Loans......................................        90           5            *            95            --
  Borrowings.................................    69,548      (1,202)       1,202        69,548        70,316
  Other Asset/Liability......................       908        (181)         181           908           726
Other Assets.................................     6,776          --         (436)        6,340         6,735
                                               --------     -------       ------      --------      --------
    Total Assets.............................  $229,213     $(1,378)      $3,945      $231,780      $236,250
                                               ========     =======       ======      ========      ========
Borrowings...................................  $108,066     $  (835)      $2,444      $109,675      $116,695
Swaps Payable
  Investments................................    14,284          --           --        14,284        11,862
  Loans......................................        93          (*)           *            93            --
  Borrowings.................................    64,777        (733)         733        64,777        64,779
  Other Asset/Liability......................     1,077        (199)         199         1,077           810
Other Liabilities............................     5,453                                  5,453         6,429
                                               --------     -------       ------      --------      --------
    Total Liabilities........................   193,750      (1,767)       3,376       195,359       200,575
Paid in Capital Stock........................    11,483          --           --        11,483        11,478
Retained Earnings and Other Equity...........    23,980         389          569        24,938        24,197
                                               --------     -------       ------      --------      --------
    Total Liabilities and Equity.............  $229,213     $(1,378)      $3,945      $231,780      $236,250
                                               ========     =======       ======      ========      ========
----------------------------------------------------------------------------------------------------------------

TABLE 2: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------
                                                               FY 2004                         FY 2003
                                             --------------------------------------------   -------------
                                                              ADJUSTMENTS   CURRENT VALUE   CURRENT VALUE
                                                              TO CURRENT    COMPREHENSIVE   COMPREHENSIVE
                                             REPORTED BASIS      VALUE          BASIS           BASIS
                                             --------------   -----------   -------------   -------------
Income from Loans..........................     $ 4,403         $    --        $4,403          $5,742
Income from Investments, net...............         304             (54)          250             439
Other Income...............................         235              --           235             202
                                                -------         -------        ------          ------
  Total Income.............................       4,942             (54)        4,888           6,383
                                                -------         -------        ------          ------
Borrowing Expenses.........................       2,789              --         2,789           3,594
Administrative Expenses....................       1,113              --         1,113           1,038
Release of Provision for Losses on Loans
  and Guarantees...........................        (665)            665            --              --
Other Expenses.............................           9              --             9               9
                                                -------         -------        ------          ------
  Total Expenses...........................       3,246             665         3,911           4,641
                                                -------         -------        ------          ------
Operating Income...........................       1,696            (719)          977           1,742
Current Value Adjustments..................          --            (513)         (513)            394
Release of Provision for Losses on Loans
  and Guarantees--Current Value............          --             665           665           1,300
Effects of applying FAS 133................      (4,100)          4,100            --              --
                                                -------         -------        ------          ------
Net (Loss) Income..........................     $(2,404)        $ 3,533        $1,129          $3,436
                                                =======         =======        ======          ======
---------------------------------------------------------------------------------------------------------

TABLE 3: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------------------
                                                       BALANCE SHEET EFFECTS                            TOTAL INCOME
                                                        AS OF JUNE 30, 2004                           STATEMENT EFFECT
                                              ---------------------------------------   LESS PRIOR   -------------------
                                                                           OTHER          YEARS'        FY         FY
                                               LOANS     BORROWINGS   ASSET/LIABILITY    EFFECTS       2004       2003
                                              --------   ----------   ---------------   ----------   --------   --------
Total Current Value Adjustments on Balance
  Sheet.....................................   $2,998     $(2,411)(a)      $(18)         $(1,408)(b)  $(839)      $ 40
Unrealized Gains (Losses) on
  Investments(c)............................                                                             54        (21)
Currency Translation Adjustment(d)..........                                                            272        375
                                                                                                      -----       ----
Total Current Value Adjustments.............                                                          $(513)      $394
                                                                                                      =====       ====
------------------------------------------------------------------------------------------------------------------------

a. Amount is net of the current value adjustments for swaps, and unamortized issuance costs.

b. Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.

c. Unrealized gains (losses) on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

d. The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Comprehensive Current Value Net Income for purposes of current value reporting.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the credit risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

The $2,998 million ($6,353 million--June 30, 2003) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates, reference market interest rates, interest rate volatilities and call probabilities. The $2,411 million
($4,946 million--June 30, 2003) increase in the borrowing portfolio due to current value adjustments, results from the average cost of the borrowing portfolio being higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

For purposes of the current value presentation, all unrealized gains and losses are presented as current value adjustments. Therefore, the change of $54 million in the mark-to-market unrealized gain on the investments, as well as a reduction in the provision for losses on loans and guarantees of $665 million, are presented as part of the adjustment related to current value.

For FY 2004 the net current value adjustment declined by $513 million (increase of $394 million for FY 2003) as shown in TABLE 3. The current value adjustment reflects the effects of changes in both interest rates and currency exchange rates.

IMPACT OF CHANGES IN INTEREST RATES

During the year ended June 30, 2004, the net decrease in the current value adjustments on the balance sheet was $839 million. This net decrease is the result of a $3,355 million decrease in unrealized gains in the loan portfolio, offset by a $2,535 million decrease in unrealized losses in the borrowings portfolio, and a $19 million decrease in unrealized gains in other asset/liability swaps. Interest rates for the reference markets increased during the fiscal year thereby decreasing the current value adjustments for all portfolios (see FIGURE 11).

IMPACT OF CHANGES IN EXCHANGE RATES

During FY 2004 and FY 2003, there was a positive net currency translation adjustment as both the euro and the Japanese yen appreciated against the U.S. dollar.

                           3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2004, IBRD had approved loans, net of cancellations, totaling $342,552 million to borrowers in 129 countries. A summary of cumulative lending is contained in TABLE 4.

        TABLE 4: LENDING STATUS AT JUNE 30

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2004       2003
                                                              --------   --------
Cumulative Approvals(a).....................................  $342,552   $333,501
Cumulative Repayments(b)....................................  $202,933   $184,493
---------------------------------------------------------------------------------

       a.  Net of cancellations.

       b. Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of receipt.

BOX 3: LENDING OPERATIONS PRINCIPLES

 (i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

 (ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Investment projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness. Specific provisions apply to adjustment lending financed by IBRD loans, including the treatment of environmental, forest and other natural resource aspects.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

 (iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. However, this does not preclude lending to members who may have access to international credit markets. IBRD is intended to promote private investment, not to compete with it.

 (v) The use of loan proceeds is supervised. IBRD makes arrangements intended to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.

At June 30, 2004, the total volume of outstanding loans was $109,610 million, $6,630 million lower than the $116,240 million of outstanding loans at June 30, 2003. This decrease was due to negative NET DISBURSEMENTS, including
$4,614 million of prepayments, partially offset by positive currency translation adjustments. Undisbursed balances at June 30, 2004 totaled $32,128 million, a decrease of $903 million from June 30, 2003. This change was due to cancellations and disbursements, partially offset by new commitments and positive currency translation adjustments.

During FY 2004, commitments of new loans to member countries were $11,045 million, ($11,231 million--FY 2003). During both FY 2004 and FY 2003, Latin America and the Caribbean accounted for the largest share of commitments. FIGURE 1 presents the regional composition of commitments from FY 2000 to FY 2004.

                        FIGURE 1: COMMITMENTS BY REGION

                                   [GRAPHIC]

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the STATUTORY LENDING LIMIT. At June 30, 2004, outstanding loans and callable guarantees (net of the accumulated provision for losses on loans and guarantees) totaled $106,509 million, equal to 49.7% of the STATUTORY LENDING LIMIT.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in BOX 3. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

LENDING CYCLE

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions(a), each loan must be approved by IBRD's Executive Directors.

---------

a. For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Operations Evaluation Department, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives, and these evaluations are reported directly to the Executive Directors.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending. Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, adjustment lending generally is provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. In the past, the majority of IBRD loans were for investment projects or programs. However, as shown in FIGURE 2 the percentage of IBRD loans approved for adjustment lending over the past seven years occasionally exceeded 50 percent.

                       FIGURE 2: IBRD LENDING COMMITMENTS

                                   [GRAPHIC]

In FY 2004, new IBRD commitments for adjustment lending accounted for 40% of total commitments (37%--FY 2003; 64%--FY 2002).

In FY 1999, IBRD introduced special structural and sector adjustment loans to support structural and social reforms by creditworthy IBRD borrowers with exceptional external financing needs due to a potential or actual crisis.

On rare occasions, IBRD will provide enclave lending for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2004, IBRD had $135 million in outstanding loans for enclave projects ($116 million--June 30, 2003). No new enclave lending was approved during FY 2004 or FY 2003.

FINANCIAL TERMS OF LOANS

FINANCIAL TERMS OF CURRENTLY AVAILABLE PRODUCTS

IBRD currently offers a product mix that is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capacity. As of June 30, 2004, IBRD offers the following two basic types of loan terms, each denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD can efficiently intermediate: variable-spread loans, and fixed-spread loans. Variable-spread loans, which were introduced in FY 1993, have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans, which were introduced in FY 2000, have a fixed spread over LIBOR that is fixed for the life of the loan.

Borrowers selecting the fixed-spread loan product may, for a fee, change the currency or interest rate basis over the life of the loan. For example, borrowers have the option to fix, unfix, or re-fix the interest rate at market rates on all or a part of the disbursed amounts for up to the remaining maturity of the loan.

Transaction fees range from 0 to 25 basis points of the notional transaction amount. Any conversion requests accepted by IBRD are executed at market rates.

TABLE 5 summarizes the financial terms for these types of loans.

Repayment terms for fixed-spread loans are more flexible than for variable-spread loans, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a single lump-sum repayment, or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

Prior to the introduction of special structural and sector adjustment loans, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard loan terms. These loans, which were issued in response to the global financial crises of FY 1998 and FY 1999, carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges. During FY 2004, $1,731 million of these loans were repaid (including prepayments of $831 million), resulting in an outstanding balance on these loans of $3,469 million at June 30, 2004.

TABLE 5: LOAN PRICING--FINANCIAL TERMS OF CURRENTLY AVAILABLE PRODUCTS

BASIS POINTS
----------------------------------------------------------------------------------------------------------
                                                                                        SPECIAL STRUCTURAL
                                                                                            AND SECTOR
                                                VARIABLE SPREAD       FIXED SPREAD       ADJUSTMENT LOANS
                                                  LOANS (VSL)          LOANS (FSL)            (SSAL)
                                               ------------------   -----------------   ------------------
REFERENCE MARKET RATE                           Six month LIBOR      Six month LIBOR     Six month LIBOR
----------------------------------------------------------------------------------------------------------
Spread
  Contractual Lending Spread.................  75 (NEW LOANS)(a)           75                  400
                                               50 (OLD LOANS)(b)
  Market Risk Premium........................          --                 5(c)                  --
  Funding Cost Margin........................   Weighted average    Projected funding           --
                                               spread to LIBOR of    spread to LIBOR
                                               debt allocated to
                                                      VSLs
----------------------------------------------------------------------------------------------------------
Charges
  Commitment charge..........................          75                 85(d)                 75
  Front-end fee..............................   100 (NEW LOANS)            100                 100
                                                 0 (OLD LOANS)
----------------------------------------------------------------------------------------------------------
Eligible for Waivers
  Interest...................................         Yes                  Yes                  No
  Commitment.................................         Yes                  Yes                  No
  Front-end fee(e)                                    Yes                  Yes                  No
----------------------------------------------------------------------------------------------------------
Final Maturity...............................     15-20 years         15-25 years            5 years
----------------------------------------------------------------------------------------------------------
Grace period.................................      3-5 years           3-8 years             3 years
----------------------------------------------------------------------------------------------------------

a. Loans for which the invitation to negotiate was issued on or after July 31, 1998.
b. Loans for which the invitation to negotiate was issued prior to July 31, 1998.
c. The market risk premium is meant to compensate IBRD for additional funding risk associated with this product.
d. The commitment charge is 85 basis points for the first four years and 75 basis points thereafter to compensate IBRD for additional funding and refinancing risk associated with this product.
e. On August 3, 2004 the Board of Executive Directors approved a 50 basis point waiver of the front end fee on all loans (other than special structural adjustment loans) to be presented to the Board in FY 2005. This waiver also applies retroactively for FY 2004 to loans presented on or after March 1, 2004.

At June 30, 2004, 56% (49%--June 30, 2003) of loans outstanding were variable-spread loans or fixed-spread loans, including special structural and sector adjustment loans and loans with non-standard terms.

LOANS WITH A DEFERRED DRAWDOWN OPTION

A Deferred Drawdown Option (DDO) for use with IBRD adjustment loans gives IBRD borrowers the option of deferring the loan's disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for standard IBRD loans. Also, the front-end fee which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed.

DERIVATIVE PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product with its various risk management features such as rate fixing and currency conversion, the Executive Directors also approved the offer of new derivative products for borrowers. These products respond to borrowers' needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars.

IBRD will pass through its market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features. These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. The first such currency swap transaction was executed between IBRD and one of its borrowers under a Master Derivatives Agreement in November 2003. Further details are provided in the Notes to Financial Statements--Note D.

FINANCIAL TERMS OF PREVIOUSLY AVAILABLE PRODUCTS

In previous years, IBRD offered loans with a variety of other financial terms including: multicurrency pool loans and fixed-rate single currency loans.

TABLE 6 summarizes the financial terms for variable-rate multicurrency and single-currency pool loans and fixed-rate single-currency loans.

TABLE 6: LOAN PRICING--FINANCIAL TERMS OF PREVIOUSLY AVAILABLE PRODUCTS

BASIS POINTS
----------------------------------------------------------------------------------------------------------
                                            VARIABLE RATE
                                            MULTICURRENCY       VARIABLE RATE SINGLE    FIXED RATE SINGLE
                                             POOL LOANS        CURRENCY POOL LOANS(A)   CURRENCY LOANS(B)
                                             (1982-2001)            (1996-1998)            (1995-1999)
                                        ---------------------  ----------------------  -------------------
                                        Weighted average cost  Weighted average cost
Cost Base                                 of allocated debt      of allocated debt            LIBOR
----------------------------------------------------------------------------------------------------------
Spread
  Contractual Lending Spread..........   75 (NEW LOANS)(c)              50               75 (NEW LOANS)
                                         50 (OLD LOANS)(d)                               50 (OLD LOANS)
  Market Risk Premium.................           --                     --                    0-10
  Funding Cost Margin.................           --                     --               IBRD's funding
                                                                                         spread to LIBOR
----------------------------------------------------------------------------------------------------------
Charges
  Commitment charge...................           75                     75                     75
  Front-end fee.......................    100 (NEW LOANS)               --               100 (NEW LOANS)
                                           0 (OLD LOANS)                --                0 (OLD LOANS)
----------------------------------------------------------------------------------------------------------
Eligible for Waivers
  Interest............................          Yes                     Yes                    Yes
  Commitment..........................          Yes                     Yes                    Yes
----------------------------------------------------------------------------------------------------------
Final Maturity........................      15-20 years        based on original loan     12-20 years
                                                                     agreement
----------------------------------------------------------------------------------------------------------
Grace period..........................       3-5 years         based on original loan       3 years
                                                                     agreement
----------------------------------------------------------------------------------------------------------

a.  Converted from variable-rate multicurrency pool loans.

b. Cost base and spread are fixed on rate-fixing date for amounts disbursed during the preceding six months.

c. Loans for which the invitation to negotiate was issued on or after July 31, 1998.

d. Loans for which the invitation to negotiate was issued prior to July 31, 1998.

Prior to 1980, IBRD offered loans at fixed rates determined at the time a loan was contracted and set at a specified spread over then-current borrowing costs. The currency composition of each loan depended on the currencies disbursed on that loan. In 1980, IBRD established the currency pool system, funded primarily with fixed rate medium-to-long term borrowings. In 1982, IBRD mitigated its interest rate risk by moving from offering a fixed rate to a variable rate on these loans.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

During FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans.

Single-currency pool loans are held in U.S. dollars, Japanese yen, and euro. Fixed-rate single currency loans were offered in all currencies in which IBRD could efficiently intermediate.

Any fixed-rate multicurrency pool loans that were subsequently converted to single currency pools continued to carry their fixed rate.

Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

At June 30, 2004, 44% (51%--June 30, 2003) of loans outstanding carried these previously available financial terms.

FIGURE 3 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements--Note D.

WAIVERS

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans. TABLE 7 presents a breakdown of IBRD's loan charge waivers. Further details are provided in the Notes to Financial Statements--Note D.

       TABLE 7: LOAN CHARGE WAIVERS

BASIS POINTS
----------------------------------------------------------------------------------------
                                                            INTEREST PERIOD COMMENCING
                                                          ------------------------------
                                                          FY 2005    FY 2004    FY 2003
                                                          --------   --------   --------
Commitment charge waivers...............................      50         50         50
Interest waivers(a)
  OLD LOANS.............................................       5          5          5
  NEW LOANS.............................................      25         25         25
  Average eligibility...................................    n.a.         98%        96%
Front-end fee waivers(b)                                      50         --         --
----------------------------------------------------------------------------------------

       a.  On loans to eligible borrowers.

       b. On August 3, 2004 the Board of Executive Directors approved a 50 basis point waiver of the front end fee on all loans (other than special structural adjustment loans) to be presented to the Board in FY 2005. This waiver also applies retroactively for FY 2004 to loans presented on or after March 1, 2004.

GUARANTEES

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD, although they can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. IBRD prices guarantees consistent with the way it prices its loans.

FIGURE 3: LOAN PORTFOLIO BY LOAN PRODUCT (IN MILLIONS OF U.S. DOLLARS)

                                       LOANS OUTSTANDING

                                           [GRAPHIC]

                                     UNDISBURSED BALANCES

                                           [GRAPHIC]

a. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

b. Includes loans issued prior to 1980, loans to IFC, and fixed-rate multicurrency pool loans.

c.  Includes loans with non-standard terms.

*   Indicates amounts less than 0.5%.

IBRD generally provides the following types of guarantees:

PARTIAL RISK GUARANTEES: These cover debt-service defaults on a loan that result from non-performance of government obligations.

PARTIAL CREDIT GUARANTEES: These are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities.

POLICY-BASED GUARANTEES: When partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for policy-based guarantees.

ENCLAVE GUARANTEES: These are offered in exceptional cases for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees. The annual commitment of enclave guarantees is limited to an aggregate guaranteed amount of $300 million. As of June 30, 2004 no enclave guarantees were outstanding.

During FY 2003, one IBRD guarantee was called on certain bonds that had been issued by Argentina. In accordance with the terms of the guarantee, IBRD paid $250 million to the holders of the guarantee. IBRD and Argentina have agreed to a reimbursement arrangement for the amount paid out. This amount is included in Loans Outstanding on the balance sheet. Pursuant to the terms of the guarantee, the guarantee was not reinstated.

IBRD's exposure at June 30, 2004 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in TABLE 8. For additional information see the Notes to Financial Statements--Note D.

       TABLE 8: GUARANTEE EXPOSURE

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------
                                                          FY 2004    FY 2003    FY 2002
                                                          --------   --------   --------
Partial risk............................................   $  418     $  456     $  465
Partial credit..........................................      561        570        551
Policy based............................................      157        158        406
                                                           ------     ------     ------
Total...................................................   $1,136     $1,184     $1,422
                                                           ======     ======     ======
----------------------------------------------------------------------------------------

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute and its partners--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements--Note J.

INVESTMENT MANAGEMENT: IBRD offers investment management services to several external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. These managed funds are not included in the assets of IBRD. See the Notes to Financial Statements--Note J.

                            4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in highly-rated fixed income securities. These securities include obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps (including currency forward contracts), asset-backed (including mortgage-backed) securities, and futures and options contracts.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

As one component of liquidity management, IBRD maintains a $500 million line of credit with an independent financial institution.(a) This facility is used to cover any overnight overdrafts that may occur due to FAILED TRADES. For further details about this facility, see the Notes to Financial Statements--Note E.

Under IBRD's liquidity management policy, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. That minimum is equal to the highest consecutive six months of expected debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2005 prudential minimum liquidity level has been set at $20 billion, an increase of $2 billion from that set for FY 2004. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

The primary objective for IBRD in the management of liquid assets is to protect the principal amount of these investments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Board of Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules including providing criteria for eligible instruments for investment; establishing risk parameters versus benchmarks such as an overall stop-loss limit and duration deviation; specifying concentration limits on counterparties and instrument classes; as well as establishing clear lines of responsibility on risk monitoring and compliance.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. Investment of up to 20% of the stable portfolio may be contracted out to external managers. Separate investment guidelines which conform to IBRD's overall Investment Guidelines are provided to each external manager.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

The discretionary portfolio, when used, provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities.

FIGURE 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2004 and FY 2003, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2004, the aggregate size of the IBRD liquid asset portfolio stood at $30,915 million, an increase of $4,492 million from FY 2003. Of this amount, $1,350 million ($1,338 million in FY 2003) in the stable portfolio was managed by external firms. IBRD's liquid asset portfolio is largely composed of assets denominated in U.S. dollars with net exposure to short-term interest rates. The debt funding these liquid assets also shares similar currency and duration profiles. This is a direct consequence of IBRD's exchange rate and interest rate risk management policies (see
Section 6--Financial Risk Management), combined with appropriate investment benchmarks. In addition to monitoring gross investment returns compared to their

---------

a. This line of credit is held jointly with the International Development Association (IDA), an affiliated organization.

benchmarks, IBRD also monitors overall investment earnings net of funding costs (see Section 8--Results of Operations).

FIGURE 4: LIQUID ASSET PORTFOLIO COMPOSITION (IN MILLIONS OF U.S. DOLLARS)
--------------------------------------------------------------------------------

                                   [GRAPHIC]
--------------------------------------------------------------------------------

       TABLE 9: LIQUID ASSET PORTFOLIO RETURNS AND AVERAGE BALANCES

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------
                                              AVERAGE BALANCES      FINANCIAL RETURN (%)
                                             -------------------   -----------------------
                                             FY 2004    FY 2003     FY 2004      FY 2003
                                             --------   --------   ----------   ----------
IBRD Overall Portfolio.....................  $29,142    $25,354       1.04         1.62
  Stable...................................   18,111     18,172       1.04         1.73
  Operational..............................    7,009      7,182       0.99         1.34
  Discretionary............................    4,022         --       1.10           --
------------------------------------------------------------------------------------------

       TABLE 10: CONTRACTUAL CASH OBLIGATIONS

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------
                                                    PAYMENTS DUE BY PERIOD
                                   --------------------------------------------------------
                                              LESS THAN                           MORE THAN
                                    TOTAL      1 YEAR     1-3 YEARS   3-5 YEARS    5 YEARS
                                   --------   ---------   ---------   ---------   ---------
Long-term debt...................  $106,059    $19,881     $26,937     $17,157     $42,084
Capital lease....................        69          8          17          17          27
Operating leases.................       100         27          37          24          12
Contractual purchases and capital
  expenditures...................       110        110          --          --          --
Other long-term liabilities......       376         54          56          50         216
                                   --------    -------     -------     -------     -------
Total............................  $106,714    $20,080     $27,047     $17,248     $42,339
                                   ========    =======     =======     =======     =======
-------------------------------------------------------------------------------------------

The returns and average balances of the liquid asset portfolio in FY 2004 compared to FY 2003 are presented in TABLE 9. These returns exclude investment assets funding certain other postemployment benefits.

The lower returns in FY 2004 are due primarily to the lower average interest rate environment in FY 2004 as compared to FY 2003, as shown in FIGURE 10.

IBRD enters into derivative transactions to manage its investment portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

CONTRACTUAL OBLIGATIONS

In the normal course of business, IBRD enters into various contractual obligations that may require future cash payments. TABLE 10 summarizes IBRD's significant contractual cash obligations, by remaining maturity, at June 30, 2004. Long-term debt includes direct medium- and long-term borrowings excluding swaps, but does not include any adjustment for unamortized premiums, discounts or effects of applying FAS 133 (additional information can be found in the Notes to Financial Statements--Note E--Borrowings). Capital and operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Capital and operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and MIGA in accordance with individual cost sharing agreements (additional information can be found in the Notes to Financial Statements--Note I--Administrative Expenses, Contributions to Special Programs, and Other Income.)

Excluded from the table are a number of obligations to be settled in cash. These obligations are presented in IBRD's balance sheet and include undisbursed loans; short-term borrowings; payable for currency and interest rate swaps; payable for investment securities purchased, and payable for transfers approved by the Board of Governors.

                              5. FUNDING RESOURCES

EQUITY

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2004, was $35,463 million compared with $37,918 million at June 30, 2003. The decrease from FY 2003 primarily reflects the decrease in retained earnings.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the EQUITY-TO-LOANS RATIO. TABLE 11 presents the composition of this measure at June 30, 2004 and 2003.

The EQUITY-TO-LOANS RATIO is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and an input to the assessment of capital adequacy. See discussion in Section 6, Financial Risk Management--Managing Risk-Bearing Capacity.

TABLE 11: EQUITY CAPITAL

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------
                                                              JUNE 30, 2004    JUNE 30, 2003
                                                              --------------   --------------
USABLE CAPITAL
  Paid-in Capital...........................................     $ 11,483         $ 11,478
  Restricted Paid-in Capital................................       (2,455)          (2,464)
  Net Receivable for Maintenance of Value...................          (94)            (433)
                                                                 --------         --------
  TOTAL USABLE CAPITAL......................................        8,934            8,581

SPECIAL RESERVE.............................................          293              293

GENERAL RESERVE, including allocation of FY 2004/FY 2003 net
  income....................................................       22,222           21,542

CUMULATIVE TRANSLATION ADJUSTMENT(A)........................         (117)            (389)
                                                                 --------         --------

EQUITY USED IN EQUITY-TO-LOANS RATIO--REPORTED BASIS........     $ 31,332         $ 30,027
                                                                 ========         ========
Current Value Adjustments...................................          569            1,408

EQUITY USED IN EQUITY-TO-LOANS RATIO--CURRENT VALUE BASIS...     $ 31,901         $ 31,435
                                                                 ========         ========
---------------------------------------------------------------------------------------------

LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED
  PROVISION FOR LOSSES ON LOANS AND GUARANTEES AND DEFERRED
  LOAN INCOME...............................................     $106,750         $112,922

CURRENT VALUE LOANS AND GUARANTEES OUTSTANDING, NET OF
  ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES
  AND DEFERRED LOAN INCOME..................................     $109,748         $119,275
---------------------------------------------------------------------------------------------

EQUITY-TO-LOANS RATIO--REPORTED BASIS.......................        29.35%           26.59%

EQUITY-TO-LOANS RATIO--CURRENT VALUE BASIS..................        29.07%           26.36%
---------------------------------------------------------------------------------------------

a. Excluding cumulative translation amounts associated with the FAS 133 adjustment.

As presented in FIGURE 5, IBRD's EQUITY-TO-LOANS RATIO increased during FY 2004, on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

                        FIGURE 5: EQUITY-TO-LOANS RATIO

                                   [GRAPHIC]

In accordance with the financial policy defining this ratio, the amount of the transfer to the General Reserve of $680 million that was approved on August 3, 2004, was included in this ratio at June 30, 2004 ($2,410 million--June 30, 2003). The increase in this ratio from 26.59% at June 30, 2003 to 29.35% at June 30, 2004 was due to the decrease in net loans outstanding and the overall increase in equity in FY 2004. During FY 2004, IBRD increased the General Reserves in order to improve its risk-bearing capacity.

CAPITAL

Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2004, the authorized capital of IBRD was $190,811 million, of which $189,718 million had been subscribed. Of the subscribed capital, $11,483 million had been paid in and $178,235 million was callable. Of the paid-in capital, $8,934 million was available for lending and $2,549 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

PAID-IN CAPITAL

 (i) $2,628 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

 (ii) $8,705 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to MAINTENANCE OF VALUE obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Board of Executive Directors, to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. In accordance with such consents for lending, $5,750 million of this amount was being used in IBRD's lending operations at June 30, 2004.

(iii) $150 million of IBRD's capital was converted to U.S. dollars from the currency of the subscribing members by providing U.S. dollar denominated nonnegotiable, non-interest bearing demand notes, encashable in the currency of the subscribing member. This amount may, under the terms of the note, be encashed for administrative expenses or, after all subscribed capital has been called, IBRD will have the right to encash the note to meet its obligations.

CALLABLE CAPITAL

 (iv) $151,775 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

 (v) $26,461 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2004, $103,604 million (58.1%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount slightly exceeded IBRD's outstanding borrowings including swaps at June 30, 2004. TABLE 12 sets out the capital subscriptions of those countries and the callable amounts.

        TABLE 12: CAPITAL SUBSCRIPTIONS OF DAC MEMBERS OF OECD COUNTRIES

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------
                                                         TOTAL CAPITAL   UNCALLED PORTION
                   MEMBER COUNTRY(A)                     SUBSCRIPTION    OF SUBSCRIPTION
-------------------------------------------------------  -------------   ----------------
United States..........................................     $ 31,965         $ 29,966
Japan..................................................       15,321           14,377
Germany................................................        8,734            8,191
France.................................................        8,372            7,851
United Kingdom.........................................        8,372            7,832
Canada.................................................        5,404            5,069
Italy..................................................        5,404            5,069
Netherlands............................................        4,283            4,018
Belgium................................................        3,496            3,281
Spain..................................................        3,377            3,171
Switzerland............................................        3,210            3,012
Australia..............................................        2,951            2,770
Sweden.................................................        1,806            1,696
Denmark................................................        1,623            1,525
Austria................................................        1,335            1,254
Norway.................................................        1,204            1,132
Finland................................................        1,033              971
New Zealand............................................          873              821
Portugal...............................................          659              620
Ireland................................................          636              599
Greece.................................................          203              189
Luxembourg.............................................          199              190
                                                            --------         --------
  TOTAL................................................     $110,460         $103,604
                                                            ========         ========
-----------------------------------------------------------------------------------------

       a. See details regarding the capital subscriptions of all members of IBRD at June 30, 2004 in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, MAINTENANCE OF VALUE and membership refer to the Notes to Financial Statements--Notes A and B.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

New medium- and long-term funding excluding swaps by currency for FY 2004, as compared to FY 2003, is shown in FIGURE 6.

FUNDING OPERATIONS

In FY 2004, medium- and long-term debt raised directly in financial markets by IBRD amounted to $12,535 million compared to $19,305 million in FY 2003. TABLE 13 summarizes IBRD's funding operations for FY 2004 and FY 2003.

       TABLE 13: FUNDING OPERATIONS INDICATORS

---------------------------------------------------------------------------------
                                                              FY 2004    FY 2003
                                                              --------   --------
Total Medium- and Long-term Borrowings(a) (USD million).....  $12,535    $19,305
Average Maturity(b) (years).................................      3.9        6.1
Number of Transactions......................................      258        402
Number of Currencies........................................       10         10
---------------------------------------------------------------------------------

       a. Includes one-year notes and represents net proceeds on a settlement date basis.

       b.  Average maturity to first call date.

FIGURE 6: NEW MEDIUM- AND LONG-TERM FUNDING EXCLUDING SWAPS BY CURRENCY(A)
(IN MILLIONS OF U.S DOLLARS EQUIVALENT)
--------------------------------------------------------------------------------

                                   [GRAPHIC]

--------------------------------------------------------------------------------

a. Includes one-year notes and represents net proceeds on a settlement date basis.

Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The decrease in funding in FY 2004 was primarily attributable to lower borrowing requirements as a result of the reduction in the loan portfolio. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In both FY 2004 and FY 2003, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, public issues placed with large institutional investors, and public issues targeted to retail investors.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or to meet other operational needs. In response to market conditions, during FY 2004, IBRD repurchased or called $3,996 million of its outstanding borrowings ($6,293 million during FY 2003).

USE OF DERIVATIVES

All new funding is initially swapped into floating-rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with loan funding requirements. FIGURES 7A and 7B illustrate the effect of swaps on both the interest rate structure and currency composition of the borrowings portfolio at June 30, 2004. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. IBRD does not enter into derivatives for speculative purposes in the borrowings portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements--Note E.

FIGURE 7A: EFFECT OF SWAPS ON INTEREST RATE STRUCTURES--JUNE 30, 2004
--------------------------------------------------------------------------------

                                   [GRAPHIC]
--------------------------------------------------------------------------------

FIGURE 7B: EFFECT OF SWAPS ON CURRENCY COMPOSITION--JUNE 30, 2004
--------------------------------------------------------------------------------

                                   [GRAPHIC]
--------------------------------------------------------------------------------

                          6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

GOVERNANCE STRUCTURE

The risk management governance structure includes a Risk Management Secretariat supporting the Management Committee in its oversight function, particularly in the coordination of different aspects of risk management, and in connection with risks that cut across functional areas.

For financial risk management, there is a Finance Committee chaired by the Chief Financial Officer. The Finance Committee makes recommendations and, where appropriate to the topic, takes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Three subcommittees that report to the Finance Committee are the Market Risk and Currency Management Subcommittee, the Credit Risk Subcommittee and the Financial Instruments Subcommittee.

The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, setting investment guidelines, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios. The Financial Instruments Subcommittee reviews the financial, organizational and implementational issues of new products offered to IBRD borrowers.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units. Moreover, in order to further protect the independence of the unit, individual country credit risk ratings are not shared with the Executive Directors. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer reports to the Vice President of Strategy, Finance, and Risk Management who is a member of the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from the business units responsible for managing these risks. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

Primary responsibility for the management of operational risk in IBRD's financial operations resides with each of IBRD's managers. These individuals are responsible for identifying operational risks and establishing, maintaining and monitoring appropriate internal control in their respective areas using an operational risk management framework.

This framework requires each business unit to document operational risks and controls, assess the likelihood and impact of operational risks and evaluate the design and effectiveness of existing controls using guidelines established by IBRD. An independent operational risk control unit supports this process by undertaking periodic reviews, performing quality assurance testing and reporting exceptions.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

MANAGING RISK-BEARING CAPACITY

The Board of Executive Directors assesses IBRD's risk-bearing capacity based on a variety of metrics, including an income-based stress test and an EQUITY-TO-LOANS RATIO, to measure its income generating capacity and capital adequacy.

The stress test provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock,(a) and (ii) generate sufficient income to support loan growth without causing the post-shock equity-to-loans ratio to fall below a minimum level over the next ten years. The credit shock event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at an appropriate confidence level.

The risk that a significant portion of its loan portfolio may go into extended arrears is the most significant risk faced by IBRD, and almost all of IBRD's equity capital is held against this risk. Credit risk is measured in terms of both probable and unexpected losses from protracted payments arrears. Probable losses are covered by IBRD's accumulated provision for losses on loans and guarantees, and unexpected losses are covered by income-generating capacity and equity.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the EQUITY-TO-LOANS RATIO (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk management objectives is to seek to protect the EQUITY-TO-LOANS RATIO from movements arising from market risks.

To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. However, the sensitivity of IBRD's operating income to changes in market interest rates has been increasing as borrowers have chosen to borrow from IBRD primarily on floating rate terms since the introduction of LIBOR-based loans. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, the EQUITY-TO-LOANS ratio is also protected from exchange rate movements.

As presented in FIGURE 5 in Section 5, Funding Resources, IBRD's EQUITY-TO-LOANS RATIO on both the current value and reported basis has been increasing over the last two years.

---------

a. Income loss arises from borrower in nonaccrual status no longer paying interest on their loans. In addition, an increase in the loan loss provision is typically warranted as a result of the nonaccrual event. This increase in the provision must be recognized as an expense, which further reduces net income in the year of the shock, and through that, impacts the equity-to-loans ratio.

CREDIT RISK

COUNTRY CREDIT RISK

Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration risk limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure--loans outstanding plus the present value of guarantees--but also projected exposure over the ensuing three year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2005, the single borrower exposure limit is $13.5 billion, unchanged from FY 2004, which is the lower of the concentration risk limit ($13.5 billion) and the equitable access limit ($21.4 billion). As depicted in FIGURE 8, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $10.9 billion at June 30, 2004.

                    FIGURE 8: TOP EIGHT COUNTRY EXPOSURES AT JUNE 30, 2004

                    (IN BILLIONS OF U.S. DOLLARS)

                                   [GRAPHIC]

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD's Executive Directors. During FY 2003, IBRD entered into the first such arrangement with one borrower, China. As of June 30, 2004, China had not exceeded the single borrower exposure limit and therefore, activation of the arrangement was not required.

OVERDUE AND NON-PERFORMING LOANS

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD's current policy however, is to exercise this option through a graduated approach as summarized in BOX 4. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. For borrowers with IBRD loans who become overdue in their debt service payments on IDA credits, IBRD also applies the treatment described in BOX 4.

BOX 4: TREATMENT OF OVERDUE PAYMENTS

Overdue by 30 days                  Where the borrower is the member country, no new loans to
                                    the member country, or to any other borrower in the country, will be presented to the Board of Executive Directors for
                                    approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer
                                    have been received. Where the borrower is not the member
                                    country, no new loans to that borrower will be signed or
                                    approved. In either case, the borrower will lose its
                                    eligibility for any waiver of interest charges in effect at that time.
Overdue by 45 days                  In addition to the provisions cited above for overdue by
                                    30 days, to avoid proceeding further on the notification
                                    process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country
                                    must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the
                                    member country, no new loans to, or guaranteed by, the
                                    member country, will be signed or approved.
Overdue by 60 days                  In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy
                                    applies even when the borrower is not the member country.
Overdue by more than six months     All loans made to or guaranteed by a member of IBRD are
                                    placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future.
                                    Unpaid interest and other charges not yet paid on loans
                                    outstanding are deducted from the income of the current
                                    period. To the extent that these payments are received, they are included in income.

                                    At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in
                                    certain cases that decision may be deferred until after a
                                    suitable period of payment performance has passed.

See Notes to Financial Statements--Note D for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2004.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in
Section 7, Critical Accounting Policies.

IBRD's provision for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision.

The accumulated provision for losses on loans and guarantees decreased by $549 million (this comprises a release of provision for losses on loan and guarantees of $665 million and positive translation adjustments of $116 million) during FY 2004. This decrease was primarily due to a net improvement in borrowers' risk ratings and negative NET DISBURSEMENTS on loans, including $4,614 million of prepayments, which reduced loans outstanding.

TREATMENT OF PROTRACTED ARREARS

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. However, during FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM), formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

The accumulated arrears on loans to the former Socialist Federal Republic of Yugoslavia (SFRY), for which BiH and SAM undertook responsibility, were cleared through new consolidation loans extended by IBRD in FY 1996 and FY 2002, respectively. The reschedulings were structured to maintain the values of payments to IBRD in accordance with the terms of the original loan agreements. These reschedulings did not change IBRD's net exposure to these borrowers. These new loans included the loan principal outstanding assumed, respectively, by BiH and SAM as part of their conditions for succession to membership of the former SFRY, as well as all unpaid interest and charges related to the former SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which was presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet.

During FY 2003, IBRD determined that the offset to loans outstanding related to BiH and SAM, that was initially classified as Deferred Loan Income, should be reclassified to Accumulated Provision for Loan Losses to better reflect the nature of these amounts. Following the reclassification, the required provisions for these countries were reassessed, which resulted in a positive effect on income of $591 million in FY 2003. See the Notes to Financial
Statements--Note D for additional information.

COMMERCIAL CREDIT RISK

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from investments, derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements--Note G.

TABLE 14 provides details of IBRD's estimated credit exposure on its investments and swaps (excluding those with borrowing member countries), net of collateral held, by counterparty rating category.

The increase in the proportion of AA rated investments, compared to the prior year, is mainly due to the increase in deposits with commercial banks. After the effects of netting arrangements, the credit exposure from swaps decreased from $6,599 million at June 30, 2003 to $5,598 million at June 30, 2004. The swap credit exposure of $5,598 million is offset by collateral of $4,103 million, which results in a total net swap exposure of $1,495 million.

TABLE 14: CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------
                                              AT JUNE 30, 2004
                       --------------------------------------------------------------
                             INVESTMENTS
                       -----------------------
                                    AGENCIES,      NET      TOTAL EXPOSURE
COUNTERPARTY                         BANKS &       SWAP     ON INVESTMENTS     % OF
RATING                 SOVEREIGNS   CORPORATES   EXPOSURE     AND SWAPS       TOTAL
---------------------  ----------   ----------   --------   --------------   --------
AAA..................    $  288      $11,592      $  386       $12,266          40
AA...................       379       14,541       1,055        15,975          51
A....................     1,194        1,616          54         2,864           9
                         ------      -------      ------       -------         ---
Total................    $1,861      $27,749      $1,495       $31,105         100
                         ======      =======      ======       =======         ===
-------------------------------------------------------------------------------------

IN MILLIONS OF U.S. D  IN MILLIONS OF U.S. DOLLARS
---------------------  -----------------------------------------------------
                           AT JUNE 30, 2003            AT JUNE 30, 2002
                       -------------------------   -------------------------

                       TOTAL EXPOSURE              TOTAL EXPOSURE
COUNTERPARTY           ON INVESTMENTS     % OF     ON INVESTMENTS     % OF
RATING                   AND SWAPS       TOTAL       AND SWAPS       TOTAL
---------------------  --------------   --------   --------------   --------
AAA..................     $10,949          39         $11,217          47
AA...................      12,649          46           9,253          38
A....................       4,231          15           3,537          15
                          -------         ---         -------         ---
Total................     $27,829         100         $24,007         100
                          =======         ===         =======         ===
---------------------

MARKET RISK

IBRD faces risks which result from market movements, primarily changes in interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each loan product and liquid asset at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product and liquid asset in accordance with the particular requirements for that product or liquid asset and within prescribed risk parameters. The current value information is used in the asset/liability management process.

USE OF DERIVATIVES

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

TABLE 15 details the current value information of each loan product, the liquid asset portfolio, and the debt allocated to fund these assets.

TABLE 15: FINANCIAL INSTRUMENT PORTFOLIOS

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------
                                                    AT JUNE 30, 2004                       AT JUNE 30, 2003
                                          ------------------------------------   ------------------------------------
                                                                     CURRENT                                CURRENT
                                          CARRYING   CONTRACTUAL      VALUE      CARRYING   CONTRACTUAL      VALUE
                                           VALUE        YIELD      ADJUSTMENTS    VALUE        YIELD      ADJUSTMENTS
                                          --------   -----------   -----------   --------   -----------   -----------
LOANS(A)................................  $109,610      3.44%        $2,998      $116,240      4.09%        $6,353
  Variable-Rate Multicurrency Pool
    Loans...............................    18,799      3.80          1,599        22,728      4.62          2,447
  Single Currency Pool Loans(b).........    16,489      5.24            604        20,490      6.95          1,682
  Variable-Spread Loans(c)..............    38,813      1.64             16        36,424      1.62             44
  Fixed-Rate Single Currency Loans......    12,985      6.29            695        15,315      6.45          1,756
  Special Structural and Sector
    Adjustment Loans(d).................     5,017      3.06              *         8,454      3.33              8
  Fixed-Spread Loans....................    17,152      3.23             78        12,414      3.18            401
  Other Fixed Rate Loans................       355      8.09              6           415      7.92             15

LIQUID ASSET PORTFOLIO(E)...............  $ 30,915      1.42%                    $ 26,423      1.51%

BORROWINGS ALLOCATION (INCLUDING
  SWAPS)(F).............................  $103,952      2.56%        $2,411      $107,845      2.75%        $4,946
  Variable-Rate Multicurrency Pools.....    12,308      4.36          1,909        13,615      3.96          2,624
  Single Currency Pools.................    10,813      4.64            469        12,857      5.68          1,046
  Variable-Spread.......................    23,916      1.06           (169)       25,151      1.05           (186)
  Fixed-Rate Single Currency............    11,392      6.06            569        12,400      6.13          1,451
  Special Structural and Sector
    Adjustment..........................     5,008      0.98             (8)        8,012      1.04            (22)
  Fixed-Spread..........................     8,096      3.08            (95)        7,146      2.61            133
  Other Debt(g).........................    32,419      1.32           (264)       28,664      1.42           (100)
---------------------------------------------------------------------------------------------------------------------

a.  Contractual yield is presented before the application of interest waivers.

b. Excludes fixed-rate single currency pool loans, which have been classified in other fixed-rate loans.

c. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

d. Includes loans with non-standard terms as described in Financial Terms of Loans.

e. The liquid asset portfolio is carried and reported at market value and excludes investment assets associated with certain other postemployment benefits. The yield information represents the weighted average market yield to maturity.

f. Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of applying FAS 133.

g.  Includes amounts not yet allocated at June 30, 2004 and June 30, 2003.

INTEREST RATE RISK

There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity. In addition, as the loan portfolio shifts from pool loans to LIBOR based loans, the sensitivity of IBRD's operating income to changes in market interest rates will increase.

The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 68% of the existing outstanding loan portfolio (69% at the end of FY 2003). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose some residual interest rate risk, given the lag inherent in the lending rate calculation.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2009. The debt which funds these loans has maturities that extend beyond those of the loans and this debt overhang presents a risk of loss to IBRD because the debt carries fixed interest rates.

Over-funding reaches a maximum of approximately $5.8 billion in FY 2015. Strategies for managing this risk include changing the interest rate characteristics of the over-funded portion of the debt from fixed to floating rates beyond 2009 through the use of forward-starting swaps. IBRD began executing these forward-starting swaps in FY 2000 and the cost to date has been approximately $242 million. The fair value of the debt overhang remaining to be hedged is approximately $283 million as of June 30, 2004. The cost of the overhang will vary with interest rates until the program of hedging swaps is completed at the end of FY 2005.

Interest rate risk on non-cost pass-through products, which currently account for 32% of the existing loan portfolio (31% at the end of FY 2003), is managed by using INTEREST RATE SWAPS to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow.

The interest rate risk on IBRD's liquid portfolio, which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates, is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps to reduce this mismatch risk.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its EQUITY-TO-LOANS RATIO. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the EQUITY-TO-LOANS RATIO, thereby preserving IBRD's ability to better absorb unexpected losses from arrears regardless of the market environment.

FIGURE 9 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2004 and FY 2003.

FIGURE 9: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET
  COMPONENTS--CURRENT VALUE BASIS

AT JUNE 30, 2004

                                   [GRAPHIC]

AT JUNE 30, 2003

                                   [GRAPHIC]

LIQUIDITY RISK

Liquidity risk arises from the general funding needs of IBRD's activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, please refer to Section 4--Liquidity Management.

OPERATIONAL RISK

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal control that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. Since 1996, IBRD has used a COSO(a)-based integrated internal control framework.

During FY 2004, IBRD implemented an enhanced framework for operational risk management for its finance activities. This framework which was implemented in conjunction with operational units involves the following core steps:

    - Key operational risks and mitigating controls are identified and documented based on a business process review of key activities within finance. This review is undertaken using a combination of tools including business process maps and tailored risk and control categories which are applied consistently across finance.

    - Operational risks are quantified based on likelihood of occurrence and the resulting financial impact using probability and severity parameters.

    - The design and operating effectiveness of controls are evaluated using self assessment workshops, independent quality assurance reviews and annual internal representation letters from business unit managers.

    - Action plans are developed for issues identified and followed up on a periodic basis.

    - Key risks and control weaknesses are evaluated on an annual basis by an internal panel. The panel evaluates and categorizes these to determine if they pose a threat to management's ability to make a positive assertion on the adequacy of internal controls surrounding IBRD's external financial reporting.

    - The results of the work undertaken to evaluate the effectiveness of internal controls over financial reporting are reported to the Audit Committee through an annual report.

    - Operational risk data is captured in a database to facilitate reporting and sharing of information with business unit managers and senior management.

    - On a periodic basis, operational risks and controls are assessed and reviewed to monitor significant changes.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered

---------

a. In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

by this report, that had materially affected, or would be reasonably likely to materially affect IBRD's internal control over external financial reporting. As of June 30, 2004 no such significant changes occurred.

Annually IBRD's management has made an assertion that, as of June 30 of each fiscal year since 1997, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO. Since FY 1997, IBRD's external auditors have provided an attestation report that management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the Managing Director and Chief Financial Officer have concluded that these controls and procedures were effective as of June 30, 2004.

                        7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD's accumulated provision for losses on loans and guarantees reflects probable losses in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. Each risk rating is mapped to an expected default probability using IBRD's credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of borrowers' rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. The accumulated provision for losses on guarantees is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

Additional information on IBRD's provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements--Notes A and D.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, IBRD carries its investments and derivatives, as defined by

FAS 133, on a fair value basis. These derivatives include certain features in debt instruments that, for accounting purposes, are separately valued and accounted for as either assets or liabilities. When possible, fair value is determined by quoted market prices. If quoted market prices are not available, then fair value is based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD's financial statements are subject to both internal and external verification and review by qualified personnel. These models use market sourced inputs, such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgment. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the balance sheet.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that valuation models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.

                            8. RESULTS OF OPERATIONS

In FY 2004, operating income declined to $1,696 million as releases of provisions contributed less than in FY 2003 and net interest income narrowed. Reported income was negative, a net loss of $2,404 million in FY 2004. This net loss reflects the impact of the sharp increase in reference market rates on the value of IBRD's derivative instruments. IBRD's application of FAS 133 requires that only derivative instruments be marked to market. For more details please refer to the FAS 133 Adjustments section of this document.

INTEREST RATE ENVIRONMENT

During FY 2004, short-term market interest rates increased, compared with a decline throughout FY 2003. The increase in rates occurred predominantly in the fourth quarter of FY 2004. However, the average markets rates for FY 2004 were lower than the average rates in FY 2003. FIGURE 10 illustrates these movements.

FIGURE 10: SIX MONTH LIBOR INTEREST RATES--U.S. DOLLAR

                                   [GRAPHIC]

OPERATING INCOME

IBRD's operating income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 16 shows a breakdown of IBRD's net income.

FY 2004 VERSUS FY 2003

FY 2004 operating income was $1,696 million, $1,325 million lower than for FY 2003. The main reasons for the decrease in operating income were reductions in the release of provision for losses on loans and guarantees and in loan interest income, net of funding costs.

During FY 2004, provisioning requirements were reduced by $665 million due to a net improvement in borrowers' risk ratings, and negative NET DISBURSEMENTS, including $4,614 million of loan prepayments.

During FY 2003 the overall reduction in provision for losses on loans and guarantees amounted to $1,300 million, resulting from the following factors. The provisioning requirements were reduced by $709 million due primarily to a net improvement in borrowers' risk ratings, and to a lesser extent due to changes in the size and distribution of the portfolio including negative NET DISBURSEMENTS (of which prepayments were $6,972 million). In addition, the provisioning requirements for BiH and SAM were reassessed in FY 2003, resulting in an additional $591 million being taken into income (see Section 6--Financial Risk Management).

FY 2003 VERSUS FY 2002

FY 2003 operating income was $3,021 million, $1,097 million higher than in FY 2002. The majority of this increase was due to a reduction in the provision for loan loss expense of $1,300 million, as discussed above.

NET INTEREST INCOME

FY 2004 VERSUS FY 2003

Loan interest income, net of funding costs, decreased by $560 million largely due to lower returns on the equity funded component of loans, as a result of both the lower lending rates of the cost pass-through loan products and the effect of lower market interest rates. Lower average loan balances, particularly in higher-yielding loan products, as well as lower margins from cost pass-through products, also contributed to the decline in net interest income. The margins for cost pass-through products in FY 2003 were high, in part reflecting the effect of favorable interest rate repricing lags in a falling interest rate environment as well as significant prepayment premium income (see also FY 2003 versus FY 2002).

TABLE 16: NET INCOME

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2004    FY 2003    FY 2002
                                                              --------   --------   --------
Loan interest income, net of funding costs
    Debt funded.............................................  $   628     $  936     $  848
    Equity funded...........................................    1,231      1,483      1,714
                                                              -------     ------     ------
  Total loan interest income, net of funding costs..........    1,859      2,419      2,562
Other loan income...........................................       37        111         98
Release of Provision for losses on loans and guarantees.....      665      1,300         15
Investment income, net of funding costs.....................       22         36         32
Net noninterest expense.....................................     (887)      (845)      (783)
                                                              -------     ------     ------
OPERATING INCOME............................................    1,696      3,021      1,924
  Effects of applying FAS 133...............................   (4,100)     2,323        854
                                                              -------     ------     ------
NET (LOSS) INCOME--REPORTED BASIS...........................  $(2,404)    $5,344     $2,778
                                                              =======     ======     ======

FY 2003 VERSUS FY 2002

Loan interest income, net of funding costs, decreased by $143 million due primarily to lower returns on the equity funded component of loans, and lower average loan balances, offset partially by the interest rate repricing lag inherent in the cost pass-through loans in a falling interest rate environment. Interest income was also affected by an increase in prepayment premiums.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 17.

FY 2004 VERSUS FY 2003

Net noninterest expense increased by $42 million primarily due to a $50 million increase in other administrative expenses and a $31 million increase in staff costs and operational travel. This was offset by a $33 million increase in service fee revenues and other net income.

FY 2003 VERSUS FY 2002

Net noninterest expense increased by $62 million primarily due to a $134 million increase in pension and other postretirement benefit costs. This was offset by a $55 million decrease in other administrative expenses and a $23 million increase in service fee revenues. The increase in pension and other postretirement benefits costs was primarily due to changes in the underlying actuarial assumptions and a decrease in the value of the pension assets during FY 2002.

TABLE 17: NET NONINTEREST EXPENSE

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2004    FY 2003    FY 2002
                                                              --------   --------   --------
Gross Administrative Expenses
  Staff Costs...............................................   $ 422      $ 406      $ 428
  Consultant Fees...........................................      83         78         86
  Operational Travel........................................     101         86         91
  Pension and other postretirement benefits.................      47         58         17
  Other Expenses............................................     460        410        430
                                                               -----      -----      -----
Total Gross Administrative Expenses.........................   1,113      1,038      1,052
Less: Contribution to Special Programs......................     179        156        176
                                                               -----      -----      -----
Total Net Administrative Expenses...........................     934        882        876
  Contribution to Special Programs..........................     179        156        176
  Service Fee Revenues......................................    (196)      (178)      (155)
  Income from Staff Retirement Plan and other post
    retirement benefit plans................................      --         --        (93)
  Net Other Income..........................................     (30)       (15)       (21)
                                                               -----      -----      -----
    TOTAL NET NONINTEREST EXPENSE...........................   $ 887      $ 845      $ 783
                                                               =====      =====      =====
--------------------------------------------------------------------------------------------

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed-rate U.S. dollar and non-U.S. dollar borrowings to variable-rate U.S. dollar borrowings. When IBRD borrows in currencies that are not needed for lending, to take advantage of the arbitrage opportunities which may exist, it immediately swaps the borrowings into the needed currencies.

During FY 2004, the effects of applying FAS 133 were negative $4,100 million compared to positive $2,323 million for FY 2003. This negative impact in the effects of applying FAS 133 was due primarily to a significant rise in the interest rates for certain currencies in FY 2004 as compared to FY 2003. This increase in interest rates caused a significant decrease in the value of the liability swaps. These swaps are financially equivalent to fixed-rate assets. While economically this decrease in the value of liability swaps has been offset by a corresponding decrease in the value of the fixed-rate borrowings, IBRD's application of FAS 133 requires that only derivative instruments be marked to market.

For management reporting purposes, IBRD has prepared the Current Value financial statements in TABLE 2. IBRD believes that these statements make fully evident the risk management strategy that IBRD employs. During FY 2004, the effects of the current value adjustments were negative $513 million as compared to positive $394 million for FY 2003. This movement can be explained by the upward shift in IBRD's U.S. dollar funding curve in FY 2004 as compared to FY 2003 (see FIGURE 11 for U.S. dollars).

FIGURE 11: IBRD'S U.S. DOLLAR FUNDING CURVE

                                   [GRAPHIC]

                                 9. GOVERNANCE

GENERAL GOVERNANCE

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, members of IBRD's Board of Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board. The Executive Directors have established several Committees including:

    - Committee on Development Effectiveness

    - Audit Committee

    - Budget Committee

    - Personnel Committee

    - Ethics Committee

    - Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

AUDIT COMMITTEE

MEMBERSHIP

The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual Committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

KEY RESPONSIBILITIES

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IBRD's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment, of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY 2004.

COMMUNICATIONS

The Audit Committee communicates regularly with the full Board through distribution of the following:

    - The minutes of its meetings.

    - Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

    - "Statement(s) of the Chairman" and statements issued by other members of the Committee.

    - The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section.

EXECUTIVE SESSIONS

Members of the Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

ACCESS TO RESOURCES AND TO MANAGEMENT

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to management. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Executive Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

CODE OF ETHICS

IBRD strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, IBRD has in place a Code of Professional Ethics-Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

This Code is available in nine languages on IBRD's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with IBRD's ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

    - The Office of Ethics and Business Conduct provides leadership, management and oversight for IBRD's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

    - The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption in IBRD-funded projects worldwide. The Department also investigates allegations of misconduct by IBRD staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in IBRD-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and IBRD staff with operational experience.

IBRD has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal control and auditing matters.

IBRD offers both the Ethics HelpLine, as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its website, as well as the postal service and telephone.

AUDITOR INDEPENDENCE

In February 2003, the Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

    - Prohibition of the external auditor from the provision of all non audit-related services.

    - All audit-related services must be preapproved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

    - Mandatory rebidding of the external audit contract every five years.

    - Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

    - Mandatory rotation of the senior partner after five years.

    - An evaluation of the performance of the external auditor at the mid-point of the five year term.

In FY 2004, IBRD's external auditor, Deloitte and Touche, began a new five-year term and will have served 11 years as auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board of Executive Directors.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IBRD's auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards and International Standards on Auditing. In keeping with these standards, significant formal communications include:

    - Quarterly and annual financial statement reporting.

    - Annual appointment of the external auditors.

    - Presentation of the external audit plan.

    - Presentation of control recommendations and discussion of the COSO attestation and report.

    - Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

                 10. RECONCILIATION OF PRIOR YEAR CURRENT VALUE
                     FINANCIAL STATEMENTS TO REPORTED BASIS

IBRD's Condensed Current Value Balance Sheet at June 30, 2003 is presented, with a reconciliation to the reported basis, in TABLE 18 below. Similarly, IBRD's Condensed Current Value Comprehensive Statement of Income for the year ended June 30, 2003 is presented, with a reconciliation to the reported basis, in TABLE 19.

TABLE 18: CONDENSED CURRENT VALUE BALANCE SHEET AT JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------
                                                                           JUNE 30, 2003
                                                         -------------------------------------------------
                                                                    REVERSAL OF     CURRENT      CURRENT
                                                         REPORTED     FAS 133        VALUE        VALUE
                                                          BASIS       EFFECTS     ADJUSTMENTS     BASIS
                                                         --------   -----------   -----------   ----------
Cash...................................................  $  1,929          --            --      $  1,929
Investments............................................    28,128          --            --        28,128
Loans Outstanding......................................   116,240          --       $ 6,353       122,593
Less Accumulated Provision for Loan Losses and Deferred
  Loan Income..........................................    (4,478)         --            --        (4,478)
Swaps Receivable
  Investments..........................................    10,301          --            --        10,301
  Borrowings...........................................    70,316     $(7,084)        7,084        70,316
  Other Asset/Liability................................       726          --            --           726
Other Assets...........................................     7,190          --          (455)        6,735
                                                         --------     -------       -------      --------
    Total Assets.......................................  $230,352     $(7,084)      $12,982      $236,250
                                                         ========     =======       =======      ========
Borrowings.............................................  $108,554     $(1,559)      $ 9,700      $116,695
Swaps Payable
  Investments..........................................    11,862          --            --        11,862
  Borrowings...........................................    64,779      (1,875)        1,875        64,779
  Other Asset/Liability................................       810           1            (1)          810
Other Liabilities......................................     6,429          --            --         6,429
                                                         --------     -------       -------      --------
Total Liabilities......................................   192,434      (3,433)       11,574       200,575
Paid in Capital Stock..................................    11,478          --            --        11,478
Retained Earnings and Other Equity.....................    26,440      (3,651)        1,408        24,197
                                                         --------     -------       -------      --------
    Total Liabilities and Equity.......................  $230,352     $(7,084)      $12,982      $236,250
                                                         ========     =======       =======      ========

TABLE 19: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENT OF INCOME FOR THE YEAR ENDED JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------
                                                                              FY 2003
                                                            -------------------------------------------
                                                              REPORTED      ADJUSTMENTS   CURRENT VALUE
                                                            COMPREHENSIVE   TO CURRENT    COMPREHENSIVE
                                                                BASIS          VALUE          BASIS
                                                            -------------   -----------   -------------
Income from Loans.........................................     $5,742              --        $5,742
Income from Investments, net..............................        418         $    21           439
Other Income..............................................        202              --           202
                                                               ------         -------        ------
  Total Income............................................      6,362              21         6,383
                                                               ------         -------        ------
Borrowing Expenses........................................      3,594              --         3,594
Administrative Expenses...................................      1,038              --         1,038
Release of Provision for Losses on Loans and Guarantees...     (1,300)          1,300            --
Other Expenses............................................          9              --             9
                                                               ------         -------        ------
  Total Expenses..........................................      3,341           1,300         4,641
                                                               ------         -------        ------
Operating Income..........................................      3,021          (1,279)        1,742
Current Value Adjustments.................................         --             394           394
Release of Provision for Losses on Loans and
  Guarantees--Current Value...............................         --           1,300         1,300
Effects of applying FAS 133...............................      2,323          (2,323)           --
                                                               ------         -------        ------
Net Income................................................     $5,344         $(1,908)       $3,436
                                                               ======         =======        ======

                  AFFILIATED ORGANIZATIONS--IFC, IDA AND MIGA

The activities of IBRD are complemented by those of three affiliated international organizations--the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which work closely with IBRD in achieving common objectives. Membership in these organizations is open only to members of IBRD. Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Executive Directors of IBRD serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of June 30, 2004, all of IBRD's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board.

The President of IBRD is also the President of IFC, IDA, and MIGA. The Executive Vice President of IFC is also a Managing Director of IBRD. IDA and IBRD have the same staff. IFC and MIGA each employs its own staff and management (other than as noted in this paragraph). IBRD and IFC have also established several jointly-managed departments to coordinate policy advice and project investment in the area of private sector development; these departments are staffed by employees of both institutions and managed by jointly-appointed directors. IBRD staff also provide certain services to the other institutions. For information on fees that IFC, IDA, and MIGA pay IBRD for services, see Notes to Financial Statements Note I.

IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred and seventy-six countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at June 30, 2004 equaled $31,120 million. At that date, IFC's total outstanding debt was $16,254 million. Of IFC's total outstanding debt, $97 million was due to IBRD. There were no undrawn lending commitments from IBRD to IFC.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD. Under a statement of policy of IBRD's Board of Governors, IBRD may make grants to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Grant approvals to IDA total $7,657 million to date; at August 31, 2004, $1,578 million remained payable to IDA. For additional information on transfers of IBRD's net income to IDA, see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements Note H.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

                             ADMINISTRATION OF IBRD

IBRD's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Tanwir Ali Agha..............................  Afghanistan, Algeria, Ghana, Islamic Republic
                                               of Iran, Iraq, Morocco, Pakistan, Tunisia
Mahdy Ismail Aljazzaf........................  Bahrain, Arab Republic of Egypt, Jordan,
                                               Kuwait, Lebanon, Libya, Maldives, Oman,
                                               Qatar, Syrian Arab Republic, United Arab
                                               Emirates, Republic of Yemen
Yahya H. Alyahya.............................  Saudi Arabia
Rapee Asumpinpong............................  Brunei Darussalam, Fiji, Indonesia, Lao
                                               People's Democratic Republic, Malaysia,
                                               Myanmar, Nepal, Singapore, Thailand, Tonga,
                                               Vietnam
John Austin..................................  Australia, Cambodia, Kiribati, Republic of
                                               Korea, Marshall Islands, Federated States of
                                               Micronesia, Mongolia, New Zealand, Palau,
                                               Papua New Guinea, Samoa, Solomon Islands,
                                               Vanuatu
Kurt Bayer...................................  Austria, Belarus, Belgium, Czech Republic,
                                               Hungary, Kazakhstan, Luxembourg, Slovak
                                               Republic, Slovenia, Turkey
Biagio Bossone...............................  Albania, Greece, Italy, Malta, Portugal, San
                                               Marino, Timor-Leste
Carole Brookins..............................  United States
Otaviano Canuto..............................  Brazil, Colombia, Dominican Republic,
                                               Ecuador, Haiti, Panama, Philippines,
                                               Suriname, Trinidad and Tobago
Eckhard Deutscher............................  Germany
Pierre Duquesne..............................  France
Paulo F. Gomes...............................  Benin, Burkina Faso, Cameroon, Cape Verde,
                                               Central African Republic, Chad, Comoros,
                                               Democratic Republic of Congo, Republic of
                                               Congo, Cote d'Ivoire, Djibouti, Equatorial
                                               Guinea, Gabon, Guinea, Guinea-Bissau,
                                               Madagascar, Mali, Mauritania, Mauritius,
                                               Niger, Rwanda, Sao Tome and Principe,
                                               Senegal, Togo
Alieto Guadagni..............................  Argentina, Bolivia, Chile, Paraguay, Peru,
                                               Uruguay
Thorsteinn Ingolfsson........................  Denmark, Estonia, Finland, Iceland, Latvia,
                                               Lithuania, Norway, Sweden
Louis A. Kasekende...........................  Angola, Botswana, Burundi, Eritrea, Ethiopia,
                                               The Gambia, Kenya, Lesotho, Liberia, Malawi,
                                               Mozambique, Namibia, Nigeria, Seychelles,
                                               Sierra Leone, South Africa, Sudan, Swaziland,
                                               Tanzania, Uganda, Zambia, Zimbabwe
Per Kurowski.................................  Costa Rica, El Salvador, Guatemala, Honduras,
                                               Mexico, Nicaragua, Spain, Venezuela
Alexey Kvasov................................  Russian Federation

Marcel Masse.................................  Antigua and Barbuda, The Bahamas, Barbados,
                                               Belize, Canada, Dominica, Grenada, Guyana,
                                               Ireland, Jamaica, St. Kitts and Nevis, St.
                                               Lucia, St. Vincent and the Grenadines
Ad Melkert...................................  Armenia, Bosnia and Herzegovina, Bulgaria,
                                               Croatia, Cyprus, Georgia, Israel, former
                                               Yugoslav Republic of Macedonia, Moldova,
                                               Netherlands, Romania, Ukraine
Yoshio Okubo.................................  Japan
Tom Scholar..................................  United Kingdom
Chander Mohan Vasudev........................  Bangladesh, Bhutan, India, Sri Lanka
Pietro Veglio................................  Azerbaijan, Serbia & Montenegro, Kyrgyz
                                               Republic, Poland, Switzerland, Tajikistan,
                                               Turkmenistan, Uzbekistan
Guangyao Zhu.................................  China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President....................................  James D. Wolfensohn
Managing Director............................  Shengman Zhang
Managing Director............................  Jeffrey A. Goldstein(1)
Managing Director............................  Peter Woicke(2)
Senior Vice President, Development Economics
  and Chief Economist........................  Francois Bourguignon
Senior Vice President and General Counsel....  Roberto Danino
Vice President, Financial Sector and Network
  Head.......................................  Cesare Calari
Vice President and Controller................  Fayezul H. Choudhury
Vice President, Latin America and the
  Caribbean..................................  David de Ferranti
Vice President and Network Head, Poverty
  Reduction and Economic Management..........  Gobind T. Nankani
Vice President and Corporate Secretary.......  W. Paatii Ofosu-Amaah
Vice President and Network Head,
  Environmentally and Socially Sustainable
  Development................................  Ian Johnson
Vice President, External Affairs and UN
  Affairs....................................  Ian A. Goldin
Vice President, East Asia and Pacific........  Jemal-ud-din Kassum
Vice President, Concessional Finance and
  Global Partnerships........................  Geoffrey Lamb
Vice President, Europe and Central Asia......  Shigeo Katsu
Vice President, Africa.......................  Callisto E. Madavo
Vice President and Chief Information
  Officer....................................  Mohamed Muhsin
Vice President, South Asia...................  Praful Patel
Vice President, External Affairs, Europe.....  Jean-Francois Rischard

------------------------------

(1) Mr. Goldstein has announced he will be leaving the Bank effective October 22, 2004.

(2) Mr. Woicke has announced his retirement effective January 25, 2005.

Vice President and Special Representative,
  External Affairs, Japan....................  Yukio Yoshimura
Vice President and Network Head, Human
  Development................................  Jean-Louis Sarbib
Vice President and Network Head, Operations
  Policy and Country Services................  James W. Adams
Vice President, Middle East and North
  Africa.....................................  Christiaan Poortman
Vice President, Infrastructure and Private
  Sector Development and Network Head........  Katherine Sierra (effective October 18, 2004)
Vice President, Human Resources..............  Xavier Coll (effective October 18, 2004)
Vice President, Strategy, Finance and Risk
  Management.................................  John Wilton
Vice President, World Bank Institute.........  Frannie Leautier
Vice President and Treasurer.................  Graeme Wheeler
Director-General, Operations Evaluation......  Gregory K. Ingram

                           THE ARTICLES OF AGREEMENT

The Articles constitute IBRD's governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

      FISCAL YEAR, ANNOUNCEMENTS, ALLOCATION OF NET INCOME AND AUDIT FEES

FISCAL YEAR

IBRD's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of IBRD (see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements--Note H).

AUDIT FEES

For FY 2004, Deloitte & Touche LLP (D&T) served as IBRD's independent external auditors. For years ended June 30, 1998 through June 30, 2003, Deloitte Touche Tohmatsu (International Firm) served as IBRD's independent external auditors. Administrative expenses for FY 2004 included IBRD's share of the following professional fees for services provided by D&T: $1.3 million for audit services, $0.3 million for audit-related services, and $0.2 million for all other fees. (See the Notes to the Financial Statements--Note I, for a description of the allocation of administrative expenses between IBRD and IDA). Audit-related services include internal control reviews as well as accounting consultation concerning financial accounting and reporting standards. All other fees relate primarily to services provided for internal audit work performed in IBRD's country offices.

D&T also provided services to trust funds administered by IBRD ($2 million) and to IBRD's pension benefit plans ($0.1 million), as well as to other organizations affiliated with IBRD.

See the Governance section on p. 44 of this Information Statement for additional discussion of auditor independence issues.

                               GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CURRENCY SWAPS (INCLUDING CURRENCY FORWARD CONTRACTS): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY-TO-LOANS RATIO: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with applying the provisions of FAS 133) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans and guarantees and deferred loan income.

FAILED TRADES: Failed trades are securities transactions that do not settle on the contractual settlement date.

FAS 133: FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial
Instruments: Recognition and Measurement".

FORWARD STARTING SWAPS: A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

FUTURES: Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

HEDGING: Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in value or cash flow of the underlying.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:  London interbank offered rate.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

RISK-BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

--------------------------------------------------------------------------------
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
JUNE 30, 2004
--------------------------------------------------------------------------------


Management's Financial Reporting Assurance..................     56

Management's Report Regarding Effectiveness of Internal
  Controls Over External Financial Reporting................     58

Report of Independent Accountants on Management's Assertion
  Regarding Effectiveness of Internal Controls Over External
  Financial Reporting.......................................     60

Report of Independent Accountants...........................     61

Balance Sheet...............................................     62

Statement of Income.........................................     64

Statement of Comprehensive Income...........................     65

Statement of Changes in Retained Earnings...................     65

Statement of Cash Flows.....................................     66

Summary Statement of Loans..................................     67

Statement of Subscriptions to Capital Stock and Voting
  Power.....................................................     70

Notes to Financial Statements...............................     74

--------------------------------------------------------------------------------
MANAGEMENT'S FINANCIAL REPORTING ASSURANCE
--------------------------------------------------------------------------------

[GRAPHIC]

[GRAPHIC]

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

[GRAPHIC]

[GRAPHIC]

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

[GRAPHIC]

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

[GRAPHIC]

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2004 and June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2004       2003
                                                              --------   --------
ASSETS

DUE FROM BANKS
  Unrestricted currencies...................................  $  1,138   $  1,259
  Currencies subject to restrictions--Note B................       665        670
                                                              --------   --------
                                                                 1,803      1,929
                                                              --------   --------
INVESTMENTS--TRADING (INCLUDING SECURITIES TRANSFERRED UNDER
  REPURCHASE OR SECURITY LENDING AGREEMENTS OF $NIL
  MILLION--JUNE 30, 2004; $153 MILLION--JUNE 30, 2003)--
  NOTES C AND G.............................................    31,146     27,916

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--NOTE C........       840        212

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................     1,790      1,794

RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes C and G................................    12,476     10,301
  Loans--Notes D and G......................................        90         --
  Borrowings--Notes E and G.................................    69,548     70,316
  Other Asset/Liability--Notes F and G......................       908        726
                                                              --------   --------
                                                                83,022     81,343
                                                              --------   --------
RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT
  OF SUBSCRIBED CAPITAL.....................................       113        166

OTHER RECEIVABLES
  Receivable from investment securities traded..............       152        275
  Accrued income on loans...................................       918      1,248
                                                              --------   --------
                                                                 1,070      1,523
                                                              --------   --------
LOANS OUTSTANDING (SEE SUMMARY STATEMENT OF LOANS, NOTES D
  AND G)
  Total loans...............................................   141,738    149,271
  Less undisbursed balance..................................    32,128     33,031
                                                              --------   --------
      Loans outstanding.....................................   109,610    116,240
  Less:
    Accumulated provision for loan losses...................     3,505      4,045
    Deferred loan income....................................       479        433
                                                              --------   --------
      Net loans outstanding.................................   105,626    111,762
                                                              --------   --------
OTHER ASSETS
  Unamortized issuance costs of borrowings..................       436        455
  Prepaid pension cost--Note K..............................     2,074      2,014
  Premises and equipment (net)..............................       706        730
  Miscellaneous.............................................       587        508
                                                              --------   --------
                                                                 3,803      3,707
                                                              --------   --------
TOTAL ASSETS................................................  $229,213   $230,352
                                                              ========   ========

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2004 and June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2004       2003
                                                              --------   --------
LIABILITIES

BORROWINGS--NOTES E AND G
  Short-term................................................  $  3,146   $  3,432
  Medium- and long-term.....................................   104,920    105,122
                                                              --------   --------
                                                               108,066    108,554
                                                              --------   --------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITIES LENT
  UNDER SECURITIES LENDING AGREEMENTS, AND PAYABLE FOR CASH
  COLLATERAL RECEIVED--NOTE C...............................        --        153

PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes C and G................................    14,284     11,862
  Loans--Notes D and G......................................        93         --
  Borrowings--Notes E and G.................................    64,777     64,779
  Other Asset/Liability--Notes F and G......................     1,077        810
                                                              --------   --------
                                                                80,231     77,451
                                                              --------   --------
PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF
  SUBSCRIBED CAPITAL........................................        92         64

OTHER LIABILITIES
  Payable for investment securities purchased...............       342      1,328
  Accrued charges on borrowings.............................     1,460      1,633
  Payable for transfers approved by the Board of
    Governors--Note H.......................................     1,748      1,474
  Liabilities under other postretirement benefits
    plans--Note K...........................................       169        157
  Accounts payable and miscellaneous liabilities--Notes D
    and K...................................................     1,642      1,620
                                                              --------   --------
                                                                 5,361      6,212
                                                              --------   --------
TOTAL LIABILITIES...........................................   193,750    192,434
                                                              --------   --------

EQUITY

CAPITAL STOCK (SEE STATEMENT OF SUBSCRIPTIONS TO CAPITAL
  STOCK AND VOTING POWER, NOTE B)
  Authorized capital
    (1,581,724 shares--June 30, 2004 and June 30, 2003)
  Subscribed capital
    (1,572,661 shares--June 30, 2004; 1,571,412 shares--June
    30, 2003)...............................................   189,718    189,567
  Less uncalled portion of subscriptions....................   178,235    178,089
                                                              --------   --------
                                                                11,483     11,478

AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--NOTE B......       (73)      (331)

RETAINED EARNINGS (SEE STATEMENT OF CHANGES IN RETAINED
  EARNINGS, NOTE H).........................................    23,982     27,031

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)--NOTE M.......        71       (260)
                                                              --------   --------

TOTAL EQUITY................................................    35,463     37,918
                                                              --------   --------

TOTAL LIABILITIES AND EQUITY................................  $229,213   $230,352
                                                              ========   ========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF INCOME
For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002

EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2004      2003     2002
                                                              -------   ------   -------
INCOME
  LOANS--NOTE D
    Interest................................................  $ 4,328   $5,659   $ 6,779
    Commitment charges......................................       75       83        82
  Investments--Trading--Note C
    Interest................................................      339      428       747
    Net losses..............................................      (35)     (10)       (9)
  Staff Retirement Plan and other postretirement benefit
    plans--Note K...........................................       --       --        93
  Other--Notes I and J......................................      235      202       184
                                                              -------   ------   -------
    Total income............................................    4,942    6,362     7,876
                                                              -------   ------   -------

EXPENSES
  BORROWINGS--NOTE E
    Interest................................................    2,708    3,509     4,797
    Amortization of issuance and other borrowing costs......       81       85       110
  Administrative--Notes I, J and K..........................      934      882       876
  Contributions to special programs--Note I.................      179      156       176
  Release of provision for losses on loans and
    guarantees--Note D......................................     (665)  (1,300)      (15)
  Other.....................................................        9        9         8
                                                              -------   ------   -------
    Total expenses..........................................    3,246    3,341     5,952
                                                              -------   ------   -------

OPERATING INCOME............................................    1,696    3,021     1,924

EFFECTS OF APPLYING FAS 133--NOTE N.........................   (4,100)   2,323       854
                                                              -------   ------   -------

NET (LOSS) INCOME...........................................  $(2,404)  $5,344   $ 2,778
                                                              =======   ======   =======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2004      2003     2002
                                                              -------   ------   ------
NET (LOSS) INCOME...........................................  $(2,404)  $5,344   $2,778
OTHER COMPREHENSIVE INCOME--NOTE M
  Reclassification of FAS 133 transition adjustment to net
    income..................................................       (2)    (117)    (128)
  Currency translation adjustments..........................      333      606      224
                                                              -------   ------   ------
    Total other comprehensive income........................      331      489       96
                                                              -------   ------   ------
COMPREHENSIVE (LOSS) INCOME.................................  $(2,073)  $5,833   $2,874
                                                              =======   ======   ======

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2004      2003      2002
                                                              -------   -------   -------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR...........  $27,031   $22,227   $19,851
  Transfers approved by the Board of Governors--Note H
    International Development Association...................     (300)     (300)     (302)
    Heavily Indebted Poor Countries Debt Initiative Trust
      Fund..................................................     (240)     (240)     (100)
    Trust Fund for Gaza and West Bank.......................      (80)       --        --
    Low-Income Countries Under Stress Implementation Trust
      Fund..................................................      (25)       --        --
  Net (loss) income for the fiscal year.....................   (2,404)    5,344     2,778
                                                              -------   -------   -------
RETAINED EARNINGS AT END OF THE FISCAL YEAR.................  $23,982   $27,031   $22,227
                                                              =======   =======   =======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2004       2003       2002
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans
    Disbursements...........................................  $(10,024)  $(11,809)  $(11,154)
    Principal repayments....................................    13,903     12,945     10,745
    Principal prepayments...................................     4,614      6,972      1,323
    Loan origination fees received..........................         8          8          7
                                                              --------   --------   --------
    Net cash provided by investing activities...............     8,501      8,116        921
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Medium- and long-term borrowings
    New issues..............................................    12,062     17,246     22,803
    Retirements.............................................   (16,325)   (24,136)   (21,691)
  Net short-term borrowings.................................      (311)    (1,525)    (2,112)
  Net currency and interest rate swaps--Borrowings..........    (1,109)       357       (656)
  Payments for transfers approved by the Board of Governors
    International Development Association...................       (55)      (300)        (2)
    Debt Reduction Facility for IDA-Only Countries..........       (17)        --         (3)
    Trust Fund for Gaza and West Bank.......................       (80)       (13)        --
    Heavily Indebted Poor Countries Debt Initiative Trust
     Fund...................................................      (240)      (240)      (100)
    Low-Income Countries Under Stress Implementation Trust
     Fund...................................................       (25)        --         --
  Net capital stock transactions............................        84         59         75
                                                              --------   --------   --------
      Net cash used in financing activities.................    (6,016)    (8,552)    (1,686)
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income.........................................    (2,404)     5,344      2,778
  Adjustments to reconcile net (loss) income to net cash
    provided by operating activities
    Effects of applying FAS 133.............................     4,100     (2,323)      (854)
    Depreciation and amortization...........................       757        585        124
    Income for Staff Retirement Plan and other
     postretirement benefit plans...........................        --         --        (93)
    Release of provision for losses on loans and
     guarantees.............................................      (665)    (1,300)       (15)
    Changes in other assets and liabilities
      Decrease in accrued income on loans...................       343        413        400
      Increase in miscellaneous assets......................      (151)      (116)        (7)
      Decrease in accrued charges on borrowings.............      (181)      (709)      (947)
      Decrease in accounts payable and miscellaneous
       liabilities..........................................        --        (16)       (62)
                                                              --------   --------   --------
        Net cash provided by operating activities...........     1,799      1,878      1,324
                                                              --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND
  LIQUID INVESTMENTS........................................       222        122         90
                                                              --------   --------   --------
NET INCREASE IN UNRESTRICTED CASH AND LIQUID INVESTMENTS....     4,506      1,564        649
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE
  FISCAL YEAR...............................................    26,620     25,056     24,407
                                                              --------   --------   --------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE
  FISCAL YEAR...............................................  $ 31,126   $ 26,620   $ 25,056
                                                              ========   ========   ========
COMPOSITION OF UNRESTRICTED CASH AND LIQUID INVESTMENTS:
  Investments--Trading......................................  $ 31,146   $ 27,916   $ 24,256
  Unrestricted currencies...................................     1,138      1,259        415
  Net payable for investment securities
    traded/purchased--Trading...............................      (190)    (1,053)      (548)
  Net payable from currency and interest rate
    swaps--Investments......................................    (1,808)    (1,561)      (887)
  Net receivable from securities purchased/sold under
    resale/repurchase agreements and payable for cash
    collateral received.....................................       840         59      1,820
                                                              --------   --------   --------
                                                              $ 31,126   $ 26,620   $ 25,056
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURE
  Increase (decrease) in ending balances resulting from
    exchange rate fluctuations
    Loans outstanding.......................................  $  1,778   $  2,647   $  2,736
    Borrowings..............................................     4,095      4,922      4,093
    Currency and interest rate swaps--Borrowings............    (2,866)    (3,194)    (2,230)
  Capitalized loan origination fees included in total
    loans...................................................        85        112        102
  Capitalized interest and charges related to loans for
    which Serbia and Montenegro undertook responsibility....        --         --        799

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS
June 30, 2004
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS       UNDISBURSED                 PERCENTAGE
                                                          APPROVED     BALANCE OF                   OF TOTAL
                                              TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                         LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                        --------   ------------   -----------   -----------   -----------
Algeria....................................  $  1,316       $   --       $   328      $    988         0.90%
Argentina..................................     9,588          836         1,201         7,551         6.89
Armenia....................................         7           --            --             7         0.01
Bangladesh.................................         4           --            --             4            *
Barbados...................................        21           --            10            11         0.01
Belarus....................................        96           --            20            76         0.07
Belize.....................................        42           --             2            40         0.04
Bolivia....................................        15           15            --            --            *
Bosnia and Herzegovina.....................       524           --            --           524         0.48
Botswana...................................         4           --            --             4            *
Brazil.....................................    11,140          774         1,994         8,372         7.64
Bulgaria...................................     1,633          150           234         1,249         1.14
Cameroon...................................       132           --             1           131         0.12
Chad.......................................        40           --             7            33         0.03
Chile......................................       582           --           174           408         0.37
China......................................    15,835          952         4,155        10,728         9.79
Colombia...................................     3,974          280           511         3,183         2.90
Costa Rica.................................       105           --            31            74         0.07
Cote d'Ivoire..............................       444           --            --           444         0.41
Croatia....................................     1,123           49           289           785         0.72
Cyprus.....................................        11           --            --            11         0.01
Czech Republic.............................        55           --            --            55         0.05
Dominica...................................         5           --             1             4            *
Dominican Republic.........................       571           50           131           390         0.36
Ecuador....................................     1,023           54           109           860         0.78
Egypt, Arab Republic of....................     1,043          347           191           505         0.46
El Salvador................................       559           --           199           360         0.33
Estonia....................................        46           --            --            46         0.04
Fiji.......................................        10           --            --            10         0.01
Gabon......................................        42           --             2            40         0.04
Ghana......................................         3           --            --             3            *
Grenada....................................        17           --            11             6         0.01
Guatemala..................................       784           80           277           427         0.39
Honduras...................................        77           --            --            77         0.07
Hungary....................................       244           --            13           231         0.21
India......................................     7,950           40         3,573         4,337         3.96
Indonesia..................................    10,395          497           685         9,213         8.40
Iran, Islamic Republic of..................     1,069          359           373           337         0.31

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2004
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS       UNDISBURSED                 PERCENTAGE
                                                          APPROVED     BALANCE OF                   OF TOTAL
                                              TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                         LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                        --------   ------------   -----------   -----------   -----------
Iraq.......................................  $     49       $   --       $    --      $     49         0.04%
Jamaica....................................       550           --            97           453         0.41
Jordan.....................................     1,186           38           169           979         0.89
Kazakhstan.................................     1,453           --           208         1,245         1.14
Kenya......................................         2           --            --             2            *
Korea, Republic of.........................     3,956           --            --         3,956         3.61
Latvia.....................................       205           --            27           178         0.16
Lebanon....................................       668           --           294           374         0.34
Lesotho....................................        32           --            15            17         0.02
Liberia....................................       151           --            --           151         0.14
Lithuania..................................       327           --            52           275         0.25
Macedonia, former Yugoslav Republic of.....       261           50            24           187         0.17
Malawi.....................................         *           --            --             *            *
Malaysia...................................       697           --            32           665         0.61
Mauritius..................................        87           --             7            80         0.07
Mexico.....................................    12,526          608         1,749        10,169         9.28
Moldova....................................       184           --             2           182         0.17
Morocco....................................     2,796           68           190         2,538         2.31
Nigeria....................................     1,079           --            --         1,079         0.98
Pakistan...................................     2,577           --            51         2,526         2.30
Panama.....................................       335           --            75           260         0.24
Papua New Guinea...........................       336           --            77           259         0.24
Paraguay...................................       310           24            44           242         0.22
Peru.......................................     2,971           57           195         2,719         2.48
Philippines................................     3,986           60           624         3,302         3.01
Poland.....................................     2,881           --           536         2,345         2.14
Romania....................................     3,128          150           737         2,241         2.04
Russian Federation.........................     7,414          261         1,200         5,953         5.43
St. Kitts and Nevis........................        24           --            11            13         0.01
St. Lucia..................................        23            4             9            10         0.01
St. Vincent and the Grenadines.............         8            3             4             1            *
Serbia and Montenegro......................     2,536           --            --         2,536         2.32
Seychelles.................................         3           --            --             3            *
Slovak Republic............................       477           --            98           379         0.35
Slovenia...................................        72           --             4            68         0.06
South Africa...............................        39           --            20            19         0.02
Sri Lanka..................................         2           --            --             2            *
Swaziland..................................        26           --             5            21         0.02
Tanzania...................................         2           --            --             2            *

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2004
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS       UNDISBURSED                 PERCENTAGE
                                                          APPROVED     BALANCE OF                   OF TOTAL
                                              TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                         LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                        --------   ------------   -----------   -----------   -----------
Thailand...................................  $  1,139       $   --       $   117      $  1,022         0.93%
Trinidad and Tobago........................       102           --            24            78         0.07
Tunisia....................................     2,251           37           521         1,693         1.55
Turkey.....................................     8,762        1,282         1,826         5,654         5.16
Turkmenistan...............................        36           --             4            32         0.03
Ukraine....................................     2,964          232           544         2,188         2.00
Uruguay....................................     1,119           --           413           706         0.64
Uzbekistan.................................       461           --           163           298         0.27
Venezuela, Republica Bolivariana de........       469           --            81           388         0.35
Zimbabwe...................................       449           --             0           449         0.41
                                             --------       ------       -------      --------       ------
Subtotal(5)................................   141,640        7,357        24,771       109,512        99.91
Caribbean Development Bank(3)..............         1           --            --             1            *
International Finance Corporation(4).......        97           --            --            97         0.09
                                             --------       ------       -------      --------       ------
Total--June 30, 2004(5)....................  $141,738       $7,357       $24,771      $109,610       100.00%
                                             ========       ======       =======      ========       ======
Total--June 30, 2003.......................  $149,271       $5,937       $27,094      $116,240
                                             ========       ======       =======      ========

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $4,206 million ($4,333 million--June 30, 2003) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $3,151 million ($1,604 million--June 30, 2003) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $524 million ($579 million--June 30, 2003).

3. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of sub-loans made in their territories.

4. Loans to the International Finance Corporation have a weighted average interest rate of 6.49% and a weighted average maturity of 1.6 years. These loans are not eligible for IBRD's interest waivers.

5.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
June 30, 2004
EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Afghanistan..............................        300       0.02%    $  36.2     $   3.6       $   32.6           550       0.03%
Albania..................................        830       0.05       100.1         3.6           96.5         1,080       0.07
Algeria..................................      9,252       0.59     1,116.1        67.1        1,049.0         9,502       0.59
Angola...................................      2,676       0.17       322.8        17.5          305.4         2,926       0.18
Antigua and Barbuda......................        520       0.03        62.7         1.3           61.5           770       0.05
Argentina................................     17,911       1.14     2,160.7       132.2        2,028.4        18,161       1.12
Armenia..................................      1,139       0.07       137.4         5.9          131.5         1,389       0.09
Australia................................     24,464       1.56     2,951.2       181.8        2,769.5        24,714       1.53
Austria..................................     11,063       0.70     1,334.6        80.7        1,253.9        11,313       0.70
Azerbaijan...............................      1,646       0.10       198.6         9.7          188.8         1,896       0.12
Bahamas, The.............................      1,071       0.07       129.2         5.4          123.8         1,321       0.08
Bahrain..................................      1,103       0.07       133.1         5.7          127.4         1,353       0.08
Bangladesh...............................      4,854       0.31       585.6        33.9          551.6         5,104       0.32
Barbados.................................        948       0.06       114.4         4.5          109.9         1,198       0.07
Belarus..................................      3,323       0.21       400.9        22.3          378.5         3,573       0.22
Belgium..................................     28,983       1.84     3,496.4       215.8        3,280.6        29,233       1.81
Belize...................................        586       0.04        70.7         1.8           68.9           836       0.05
Benin....................................        868       0.06       104.7         3.9          100.8         1,118       0.07
Bhutan...................................        479       0.03        57.8         1.0           56.8           729       0.05
Bolivia..................................      1,785       0.11       215.3        10.8          204.5         2,035       0.13
Bosnia and Herzegovina...................        549       0.03        66.2         5.8           60.4           799       0.05
Botswana.................................        615       0.04        74.2         2.0           72.2           865       0.05
Brazil...................................     33,287       2.12     4,015.6       245.5        3,770.1        33,537       2.07
Brunei Darussalam........................      2,373       0.15       286.3        15.2          271.1         2,623       0.16
Bulgaria.................................      5,215       0.33       629.1        36.5          592.6         5,465       0.34
Burkina Faso.............................        868       0.06       104.7         3.9          100.8         1,118       0.07
Burundi..................................        716       0.05        86.4         3.0           83.4           966       0.06
Cambodia.................................        214       0.01        25.8         2.6           23.2           464       0.03
Cameroon.................................      1,527       0.10       184.2         9.0          175.2         1,777       0.11
Canada...................................     44,795       2.85     5,403.8       334.9        5,068.9        45,045       2.78
Cape Verde...............................        508       0.03        61.3         1.2           60.1           758       0.05
Central African Republic.................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chad.....................................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chile....................................      6,931       0.44       836.1        49.6          786.6         7,181       0.44
China....................................     44,799       2.85     5,404.3       335.0        5,069.3        45,049       2.78
Colombia.................................      6,352       0.40       766.3        45.2          721.1         6,602       0.41
Comoros..................................        282       0.02        34.0         0.3           33.7           532       0.03
Congo, Democratic Republic of............      2,643       0.17       318.8        25.4          293.5         2,893       0.18
Congo, Republic of.......................        927       0.06       111.8         4.3          107.5         1,177       0.07
Costa Rica...............................        233       0.01        28.1         1.9           26.2           483       0.03
Cote d'Ivoire............................      2,516       0.16       303.5        16.4          287.1         2,766       0.17
Croatia..................................      2,293       0.15       276.6        17.3          259.3         2,543       0.16
Cyprus...................................      1,461       0.09       176.2         8.4          167.9         1,711       0.11
Czech Republic...........................      6,308       0.40       761.0        45.9          715.0         6,558       0.41
Denmark..................................     13,451       0.86     1,622.7        97.8        1,524.9        13,701       0.85
Djibouti.................................        559       0.04        67.4         1.6           65.9           809       0.05
Dominica.................................        504       0.03        60.8         1.1           59.7           754       0.05
Dominican Republic.......................      2,092       0.13       252.4        13.1          239.3         2,342       0.14
Ecuador..................................      2,771       0.18       334.3        18.2          316.1         3,021       0.19
Egypt, Arab Republic of..................      7,108       0.45       857.5        50.9          806.6         7,358       0.45

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2004
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
El Salvador..............................        141       0.01%    $  17.0     $   1.7       $   15.3           391       0.02%
Equatorial Guinea........................        715       0.05        86.3         2.7           83.5           965       0.06
Eritrea..................................        593       0.04        71.5         1.8           69.7           843       0.05
Estonia..................................        923       0.06       111.3         4.3          107.1         1,173       0.07
Ethiopia.................................        978       0.06       118.0         4.7          113.3         1,228       0.08
Fiji.....................................        987       0.06       119.1         4.8          114.3         1,237       0.08
Finland..................................      8,560       0.54     1,032.6        61.9          970.8         8,810       0.54
France...................................     69,397       4.41     8,371.7       520.4        7,851.3        69,647       4.30
Gabon....................................        987       0.06       119.1         5.1          113.9         1,237       0.08
Gambia, The..............................        543       0.03        65.5         1.5           64.0           793       0.05
Georgia..................................      1,584       0.10       191.1         9.3          181.8         1,834       0.11
Germany..................................     72,399       4.60     8,733.9       542.9        8,190.9        72,649       4.49
Ghana....................................      1,525       0.10       184.0        12.7          171.2         1,775       0.11
Greece...................................      1,684       0.11       203.1        14.1          189.1         1,934       0.12
Grenada..................................        531       0.03        64.1         1.4           62.7           781       0.05
Guatemala................................      2,001       0.13       241.4        12.4          229.0         2,251       0.14
Guinea...................................      1,292       0.08       155.9         7.1          148.8         1,542       0.10
Guinea-Bissau............................        540       0.03        65.1         1.4           63.7           790       0.05
Guyana...................................      1,058       0.07       127.6         5.3          122.3         1,308       0.08
Haiti....................................      1,067       0.07       128.7         5.4          123.3         1,317       0.08
Honduras.................................        641       0.04        77.3         2.3           75.0           891       0.06
Hungary..................................      8,050       0.51       971.1        58.0          913.1         8,300       0.51
Iceland..................................      1,258       0.08       151.8         6.8          144.9         1,508       0.09
India....................................     44,795       2.85     5,403.8       333.7        5,070.1        45,045       2.78
Indonesia................................     14,981       0.95     1,807.2       110.3        1,697.0        15,231       0.94
Iran, Islamic Republic of................     23,686       1.51     2,857.4       175.8        2,681.5        23,936       1.48
Iraq.....................................      2,808       0.18       338.7        27.1          311.6         3,058       0.19
Ireland..................................      5,271       0.34       635.9        37.1          598.8         5,521       0.34
Israel...................................      4,750       0.30       573.0        33.2          539.8         5,000       0.31
Italy....................................     44,795       2.85     5,403.8       334.8        5,069.0        45,045       2.78
Jamaica..................................      2,578       0.16       311.0        16.8          294.2         2,828       0.17
Japan....................................    127,000       8.08     15,320.6      944.0       14,376.7       127,250       7.86
Jordan...................................      1,388       0.09       167.4         7.8          159.6         1,638       0.10
Kazakhstan...............................      2,985       0.19       360.1        19.8          340.3         3,235       0.20
Kenya....................................      2,461       0.16       296.9        15.9          281.0         2,711       0.17
Kiribati.................................        465       0.03        56.1         0.9           55.2           715       0.04
Korea, Republic of.......................     15,817       1.01     1,908.1       114.5        1,793.5        16,067       0.99
Kuwait...................................     13,280       0.84     1,602.0        97.4        1,504.6        13,530       0.84
Kyrgyz Republic..........................      1,107       0.07       133.5         5.7          127.9         1,357       0.08
Lao People's Democratic Republic.........        178       0.01        21.5         1.5           20.0           428       0.03
Latvia...................................      1,384       0.09       167.0         7.8          159.2         1,634       0.10
Lebanon..................................        340       0.02        41.0         1.1           39.9           590       0.04
Lesotho..................................        663       0.04        80.0         2.3           77.6           913       0.06
Liberia..................................        463       0.03        55.9         2.6           53.3           713       0.04
Libya....................................      7,840       0.50       945.8        57.0          888.8         8,090       0.50
Lithuania................................      1,507       0.10       181.8         8.7          173.1         1,757       0.11
Luxembourg...............................      1,652       0.11       199.3         9.8          189.5         1,902       0.12
Macedonia, former Yugoslav Republic of...        427       0.03        51.5         3.2           48.3           677       0.04
Madagascar...............................      1,422       0.09       171.5         8.1          163.5         1,672       0.10
Malawi...................................      1,094       0.07       132.0         5.6          126.4         1,344       0.08

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2004
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Malaysia.................................      8,244       0.52%    $ 994.5     $  59.5       $  935.0         8,494       0.52%
Maldives.................................        469       0.03        56.6         0.9           55.7           719       0.04
Mali.....................................      1,162       0.07       140.2         6.1          134.1         1,412       0.09
Malta....................................      1,074       0.07       129.6         5.4          124.1         1,324       0.08
Marshall Islands.........................        469       0.03        56.6         0.9           55.7           719       0.04
Mauritania...............................        900       0.06       108.6         4.1          104.4         1,150       0.07
Mauritius................................      1,242       0.08       149.8         6.7          143.1         1,492       0.09
Mexico...................................     18,804       1.20     2,268.4       139.0        2,129.4        19,054       1.18
Micronesia, Federated States of..........        479       0.03        57.8         1.0           56.8           729       0.05
Moldova..................................      1,368       0.09       165.0         7.6          157.4         1,618       0.10
Mongolia.................................        466       0.03        56.2         2.3           53.9           716       0.04
Morocco..................................      4,973       0.32       599.9        34.8          565.1         5,223       0.32
Mozambique...............................        930       0.06       112.2         4.8          107.4         1,180       0.07
Myanmar..................................      2,484       0.16       299.7        16.1          283.6         2,734       0.17
Namibia..................................      1,523       0.10       183.7         8.8          174.9         1,773       0.11
Nepal....................................        968       0.06       116.8         4.6          112.1         1,218       0.08
Netherlands..............................     35,503       2.26     4,282.9       264.8        4,018.1        35,753       2.21
New Zealand..............................      7,236       0.46       872.9        51.9          821.0         7,486       0.46
Nicaragua................................        608       0.04        73.3         2.1           71.3           858       0.05
Niger....................................        852       0.05       102.8         3.8           99.0         1,102       0.07
Nigeria..................................     12,655       0.80     1,526.6        92.7        1,433.9        12,905       0.80
Norway...................................      9,982       0.63     1,204.2        72.6        1,131.6        10,232       0.63
Oman.....................................      1,561       0.10       188.3         9.1          179.2         1,811       0.11
Pakistan.................................      9,339       0.59     1,126.6        67.8        1,058.9         9,589       0.59
Palau....................................         16          *         1.9         0.2            1.8           266       0.02
Panama...................................        385       0.02        46.4         3.2           43.2           635       0.04
Papua New Guinea.........................      1,294       0.08       156.1         7.1          149.0         1,544       0.10
Paraguay.................................      1,229       0.08       148.3         6.6          141.6         1,479       0.09
Peru.....................................      5,331       0.34       643.1        37.5          605.6         5,581       0.34
Philippines..............................      6,844       0.43       825.6        48.9          776.7         7,094       0.44
Poland...................................     10,908       0.69     1,315.9        79.6        1,236.3        11,158       0.69
Portugal.................................      5,460       0.35       658.7        38.5          620.2         5,710       0.35
Qatar....................................      1,096       0.07       132.2         9.0          123.3         1,346       0.08
Romania..................................      4,011       0.26       483.9        30.5          453.4         4,261       0.26
Russian Federation.......................     44,795       2.85     5,403.8       333.9        5,070.0        45,045       2.78
Rwanda...................................      1,046       0.07       126.2         5.2          120.9         1,296       0.08
St. Kitts and Nevis......................        275       0.02        33.2         0.3           32.9           525       0.03
St. Lucia................................        552       0.04        66.6         1.5           65.1           802       0.05
St. Vincent and the Grenadines...........        278       0.02        33.5         0.3           33.2           528       0.03
Samoa....................................        531       0.03        64.1         1.4           62.7           781       0.05
San Marino...............................        595       0.04        71.8         2.5           69.3           845       0.05
Sao Tome and Principe....................        495       0.03        59.7         1.1           58.6           745       0.05
Saudi Arabia.............................     44,795       2.85     5,403.8       335.0        5,068.9        45,045       2.78
Senegal..................................      2,072       0.13       250.0        13.0          237.0         2,322       0.14
Serbia and Montenegro....................      2,846       0.18       343.3        21.5          321.9         3,096       0.19
Seychelles...............................        263       0.02        31.7         0.2           31.6           513       0.03
Sierra Leone.............................        718       0.05        86.6         3.0           83.6           968       0.06
Singapore................................        320       0.02        38.6         3.9           34.7           570       0.04
Slovak Republic..........................      3,216       0.20       388.0        23.0          365.0         3,466       0.21
Slovenia.................................      1,261       0.08       152.1         9.5          142.6         1,511       0.09

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2004
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Solomon Islands..........................        513       0.03%    $  61.9     $   1.2       $   60.7           763       0.05%
Somalia..................................        552       0.04        66.6         3.3           63.3           802       0.05
South Africa.............................     13,462       0.86     1,624.0        98.8        1,525.2        13,712       0.85
Spain....................................     27,997       1.78     3,377.4       206.8        3,170.6        28,247       1.75
Sri Lanka................................      3,817       0.24       460.5        26.1          434.3         4,067       0.25
Sudan....................................        850       0.05       102.5         7.2           95.3         1,100       0.07
Suriname.................................        412       0.03        49.7         2.0           47.7           662       0.04
Swaziland................................        440       0.03        53.1         2.0           51.1           690       0.04
Sweden...................................     14,974       0.95     1,806.4       110.2        1,696.2        15,224       0.94
Switzerland..............................     26,606       1.69     3,209.6       197.2        3,012.4        26,856       1.66
Syrian Arab Republic.....................      2,202       0.14       265.6        14.0          251.7         2,452       0.15
Tajikistan...............................      1,060       0.07       127.9         5.3          122.5         1,310       0.08
Tanzania.................................      1,295       0.08       156.2        10.0          146.2         1,545       0.10
Thailand.................................      6,349       0.40       765.9        45.2          720.7         6,599       0.41
Timor-Leste..............................        517       0.03        62.4         1.9           60.4           767       0.05
Togo.....................................      1,105       0.07       133.3         5.7          127.6         1,355       0.08
Tonga....................................        494       0.03        59.6         1.1           58.5           744       0.05
Trinidad and Tobago......................      2,664       0.17       321.4        17.6          303.7         2,914       0.18
Tunisia..................................        719       0.05        86.7         5.7           81.1           969       0.06
Turkey...................................      8,328       0.53     1,004.6        59.8          944.8         8,578       0.53
Turkmenistan.............................        526       0.03        63.5         2.9           60.5           776       0.05
Uganda...................................        617       0.04        74.4         4.4           70.1           867       0.05
Ukraine..................................     10,908       0.69     1,315.9        79.3        1,236.6        11,158       0.69
United Arab Emirates.....................      2,385       0.15       287.7        22.6          265.1         2,635       0.16
United Kingdom...........................     69,397       4.41     8,371.7       539.5        7,832.2        69,647       4.30
United States............................    264,969      16.85     31,964.5    1,998.4       29,966.2       265,219      16.39
Uruguay..................................      2,812       0.18       339.2        18.6          320.7         3,062       0.19
Uzbekistan...............................      2,493       0.16       300.7        16.1          284.7         2,743       0.17
Vanuatu..................................        586       0.04        70.7         1.8           68.9           836       0.05
Venezuela, Republica Bolivariana de......     20,361       1.29     2,456.2       150.8        2,305.5        20,611       1.27
Vietnam..................................        968       0.06       116.8         8.1          108.7         1,218       0.08
Yemen, Republic of.......................      2,212       0.14       266.8        14.0          252.8         2,462       0.15
Zambia...................................      2,810       0.18       339.0        20.0          319.0         3,060       0.19
Zimbabwe.................................      3,325       0.21       401.1        22.4          378.7         3,575       0.22
                                           ---------     ------     --------    -------       --------     ---------     ------
Total--June 30, 2004(2)..................  1,572,661     100.00%    $189,718    $11,483       $178,235     1,618,661     100.00%
                                           =========     ======     ========    =======       ========     =========     ======
Total--June 30, 2003.....................  1,571,412                $189,567    $11,478       $178,089     1,617,412
                                           =========                ========    =======       ========     =========

*   Indicates amounts less than 0.005 percent.

----------

NOTES

1.  See Notes to Financial Statements--Note B.

2.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliates are disclosed in the notes that follow. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP) and with International Financial Reporting Standards (IFRS). On August 3, 2004, the Board of Executive Directors approved these financial statements for issue.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note B). Maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments--Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133(a) from prior years. At June 30, 2004, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for prior fiscal years, and the unrealized gains or losses on certain derivative instruments, as defined by FAS 133, for prior fiscal years.

Unallocated Net Income consists of earnings in the current fiscal year. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, during fiscal years 1996 and 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro
(SAM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). One component of the financial assistance packages for BiH and SAM was a plan for the clearance of arrears under all loans to the former SFRY for which they undertook responsibility. Under the arrears clearance plans, the accumulated arrears on loans to the former SFRY which were assumed by BiH and SAM were cleared through the issuance of new loans extended by IBRD.

IBRD's treatment of BiH and SAM was based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in fiscal year 1996. These criteria limit eligibility for such treatment to a country:
(a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

---------

a. For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

GUARANTEES: IBRD generally provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD adjustment lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

For guarantees issued or modified after December 31, 2002, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", IBRD will record the fair value of the obligation to stand ready, and a corresponding asset in the financial statements. IBRD has not issued or modified any guarantees after December 31, 2002. For guarantees issued prior to January 1, 2003, fee income received from guarantees is deferred and amortized over the period of benefit. In addition, IBRD records a contingent liability for the probable losses related to guarantees outstanding. The provision for losses on guarantees as well as the unamortized balance of the deferred guarantee fee income are included in Accounts Payable and Other Liabilities on the balance sheet.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES: Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and guarantees on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

The determination of borrowers' ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

CASH AND LIQUID INVESTMENTS: IBRD considers unrestricted cash, as well as financial instruments held in the investment portfolio, as elements of liquidity in the Statement of Cash Flows, since they are readily convertible to known amounts of cash.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2004 and June 30, 2003, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value, using trade-date accounting. The first-in first-out
(FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to IBRD under the repurchase and security lending arrangements and the securities transferred to counterparties under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD's balance sheet, and securities received under resale agreements are not recorded on IBRD's balance sheet.

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF SUBSCRIBED
CAPITAL: Payments on these instruments are due to IBRD upon demand and are held in bank accounts which bear IBRD's name. Accordingly, these instruments are carried and reported at face value as assets on the balance sheet.

PREMISES AND EQUIPMENT: Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities. In the borrowing portfolio, derivatives are used to take advantage of cost saving opportunities in non-target currencies in various capital markets. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement.

ACCOUNTING FOR DERIVATIVES: IBRD complies with the derivative accounting requirements of FAS 133. FAS 133 requires that derivative instruments, as defined by these standards, be recorded on the balance sheet at fair value.

IBRD uses derivative instruments in its investments, loans and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategies that IBRD employs.

VALUATION OF FINANCIAL INSTRUMENTS: Derivative financial instruments and investment securities are recorded in IBRD's financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note O. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD's financial instruments are subject to both internal and periodic external verification and review. These models use market sourced inputs such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

ACCOUNTING AND REPORTING DEVELOPMENTS: In April 2003 and December 2003, FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", and FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities", respectively. These standards did not have a material impact on IBRD's financial statements for the fiscal year ended
June 30, 2004.

In December 2003, FASB issued FAS No. 132 (Revised 2003), "Employers Disclosures about Pensions and Other Post Retirement Benefits". This statement revises employers' disclosures about pension plans and other postretirement benefit plans. Adoption of this standard has resulted in additional disclosures in the notes to IBRD's financial statements.

In December 2003, as part of its improvements to International Accounting Standards (IAS) project, IASB issued fifteen revised International Accounting Standards to eliminate redundancies and conflicts between existing standards. The revised standards are to be applied for fiscal years beginning on or after January 1, 2005. IBRD is currently examining what impact these standards may have on IBRD's financial statements.

NOTE B--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
MEMBERSHIP

CAPITAL STOCK: At June 30, 2004, IBRD's capital comprised 1,581,724 authorized shares (1,581,724 shares--June 30, 2003), of which 1,572,661 shares had been subscribed (1,571,412 shares--June 30, 2003). Each share has a par value of
0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,483 million ($11,478 million--June 30, 2003) has been paid in, and the remaining $178,235 million ($178,089 million--June 30, 2003) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE:  As of June 30, 2004, IBRD had $73 million
($331 million--June 30, 2003) of net MOV amounts classified as a component of equity. Of this amount, IBRD had a net MOV payable of $119 million (net MOV receivable of $155 million--June 30, 2003) relating to restricted currencies out on loan which become payable to IBRD on the same terms as other MOV obligations only after such currencies are repaid to IBRD. The remaining amount is a net MOV receivable of $192 million ($176 million--June 30, 2003), representing receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned.

NOTE C--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, currency swaps (including currency forward contracts), interest rate swaps and options.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. These are settled on a daily basis.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2004, IBRD had $nil million ($428 million--June 30, 2003) of short sales included in Payable for Investment Securities Purchased on the balance sheet.

As of June 30, 2004, IBRD had received $851 million ($212 million--June 30,
2003) of securities under resale agreements. None of these securities had been transferred under repurchase or security lending agreements as of June 30, 2004 or June 30, 2003.

For the fiscal year ended June 30, 2004, IBRD had included $54 million of unrealized gains in income (unrealized losses of $21 million--June 30, 2003 and $48 million--June 30, 2002).

A summary of IBRD's trading portfolio at June 30, 2004 and June 30, 2003, is as follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   2004             2003
                                                              --------------   --------------
                                                              CARRYING VALUE   CARRYING VALUE
                                                              --------------   --------------
INVESTMENTS--TRADING
  Government and agency obligations.........................     $  9,774         $ 10,061
  Time deposits.............................................       16,555           13,363
  Asset-backed securities...................................        4,817            4,492
                                                                 --------         --------
TOTAL.......................................................     $ 31,146         $ 27,916
                                                                 ========         ========

--------------------------------------------------------------------------------

The following table summarizes the currency composition of IBRD's trading portfolio at June 30, 2004 and June 30, 2003:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                        2004                                2003
                                          ---------------------------------   ---------------------------------
                                                                  AVERAGE                             AVERAGE
                                          CARRYING    AVERAGE    REPRICING    CARRYING    AVERAGE    REPRICING
CURRENCY                                   VALUE     YIELD (%)   (YEARS)(A)    VALUE     YIELD (%)   (YEARS)(A)
----------------------------------------  --------   ---------   ----------   --------   ---------   ----------
Euro....................................  $10,591      2.62         0.93      $ 8,956      2.51         1.27
Japanese yen............................    1,162      0.10         1.05        1,150      0.19         1.95
U.S. dollars............................   16,990      1.48         0.24       16,675      1.52         1.58
Others..................................    2,403      3.20         0.15        1,135      2.57         0.05
                                          -------      ----         ----      -------      ----         ----
TOTAL...................................  $31,146      1.95         0.50      $27,916      1.83         1.43
                                          =======      ====         ====      =======      ====         ====

--------------------------------------------------------------------------------

a. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD's net portfolio position as of June 30, 2004 and June 30, 2003:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                CARRYING VALUE
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
INVESTMENTS--TRADING........................................  $ 31,146   $ 27,916
SECURITIES PURCHASED UNDER RESALE AGREEMENTS................       840        212
REPURCHASE AGREEMENTS AND SECURITIES LOANS..................        --       (153)
RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
  Currency forward contracts................................     5,101      2,631
  Currency swaps............................................     7,348      7,620
  Interest rate swaps.......................................        27         50
                                                              --------   --------
  Total.....................................................    12,476     10,301
                                                              --------   --------

PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
  Currency forward contracts................................    (5,115)    (2,651)
  Currency swaps............................................    (9,121)    (9,117)
  Interest rate swaps.......................................       (48)       (94)
                                                              --------   --------
  Total.....................................................   (14,284)   (11,862)
                                                              --------   --------
  CASH HELD IN INVESTMENT PORTFOLIO(A)......................     1,105      1,229
  RECEIVABLE FROM INVESTMENT SECURITIES TRADED..............       152        275
  PAYABLE FOR INVESTMENT SECURITIES TRADED..................      (342)    (1,328)
                                                              --------   --------
NET INVESTMENT PORTFOLIO....................................  $ 31,093   $ 26,590
                                                              ========   ========

--------------------------------------------------------------------------------

a. This amount is included in Unrestricted Currencies under Due from Banks on the balance sheet.

The following table summarizes the currency composition of IBRD's net investment portfolio at June 30, 2004 and June 30 2003:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                        2004                                2003
                                          ---------------------------------   ---------------------------------
                                                                  AVERAGE                             AVERAGE
                                          CARRYING    AVERAGE    REPRICING    CARRYING    AVERAGE    REPRICING
CURRENCY                                   VALUE     YIELD (%)   (YEARS)(A)    VALUE     YIELD (%)   (YEARS)(A)
----------------------------------------  --------   ---------   ----------   --------   ---------   ----------
U.S. dollars............................  $28,752      1.40         0.17      $24,618      1.54         0.13
Others..................................    2,341      1.58         0.05        1,972      1.12         0.01
                                          -------      ----         ----      -------      ----         ----
TOTAL...................................  $31,093      1.42         0.16      $26,590      1.51         0.12
                                          =======      ====         ====      =======      ====         ====

--------------------------------------------------------------------------------

a. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

NOTE D--LOANS, GUARANTEES AND DERIVATIVES FOR BORROWERS

IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans. Single currency loans (variable spread loans and fixed-rate single currency loans), and fixed spread loans, include special structural and sector adjustment loans. At June 30, 2004 only variable spread loans and fixed spread loans, including special structural and sector adjustment loans, were available for new commitments.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, have been approved annually by the Board of Executive Directors of IBRD since fiscal year 1990 in the case of commitment charge waivers, and since fiscal year 1992 in the case of interest waivers. These waivers have been approved for the fiscal year ending June 30, 2004. For the fiscal year ended June 30, 2004, the effect of the interest waiver was to reduce net income by $112 million ($93 million--June 30, 2003, $102 million--June 30, 2002). For the fiscal year ended June 30, 2004, the effect of the commitment charge waiver was to reduce net income by $133 million ($146 million--June 30, 2003, $156 million--June 30, 2002).

A summary of IBRD's outstanding loans by currency and product at June 30, 2004 and June 30, 2003 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------
                                                                          2004
                                       --------------------------------------------------------------------------

                                              EURO              JAPANESE YEN          U.S. DOLLARS        OTHERS
                                       -------------------   -------------------   -------------------   --------
                                        FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.     FIXED
                                       --------   --------   --------   --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount.............................   $   85    $ 6,201     $  45      $5,895    $   138    $ 5,239     $  87
  Weighted average rate (%)(c).......     8.31       3.80      7.81        3.80       8.27       3.80      7.74

Single currency pools
  Amount.............................   $   --    $ 2,332     $  --      $   26    $    --    $14,131     $  --
  Weighted average rate (%)(c).......       --       4.86        --        0.31         --       5.31        --
  Average Maturity (years)...........       --       3.11        --        2.23         --       3.09        --

Single currency loans
  Amount.............................   $  652    $ 2,985     $  --      $  166    $12,333    $40,550     $  --
  Weighted average rate (%)(c).......     5.42       2.41        --        0.26       6.33       1.76        --
  Average Maturity (years)...........     3.34       5.58        --        6.25       3.33       5.65        --

Fixed-spread loans
  Amount.............................   $2,450    $ 2,432     $   1      $    1    $ 3,832    $ 8,563     $  --
  Weighted average rate (%)(c).......     5.69       2.67      2.05        0.51       5.08       1.88        --
  Average maturity (years)...........    12.49      10.38     11.34       10.76       8.05       7.60        --
                                        ------    -------     -----      ------    -------    -------     -----
TOTAL LOANS
  Amount.............................   $3,187    $13,950     $  46      $6,088    $16,303    $68,483     $  87
  Weighted average rate (%)(c).......     5.70       3.48      7.70        3.69       6.05       2.66      7.74
TOTAL LOANS......................................................................................................

  Less accumulated provision for loan losses and deferred loan income............................................
Net loans outstanding............................................................................................
-----------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALEN  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------  -----------------------------------------
                                                         2004
                                       -----------------------------------------
                                                         LOANS
                                        OTHERS        OUTSTANDING
                                       --------   -------------------
                                       ADJUST.     FIXED     ADJUST.     TOTAL
                                       --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount.............................   $1,464    $   355    $18,799    $ 19,154
  Weighted average rate (%)(c).......     3.80       8.09       3.80        3.88
Single currency pools
  Amount.............................   $   --    $    --    $16,489    $ 16,489
  Weighted average rate (%)(c).......       --         --       5.24        5.24
  Average Maturity (years)...........       --         --       3.09        3.09
Single currency loans
  Amount.............................   $    2    $12,985    $43,703    $ 56,688
  Weighted average rate (%)(c).......     0.64       6.29       1.79        2.82
  Average Maturity (years)...........     2.97       3.33       5.65        5.12
Fixed-spread loans
  Amount.............................   $   --    $ 6,283    $10,996    $ 17,279
  Weighted average rate (%)(c).......       --       5.31       2.06        3.24
  Average maturity (years)...........       --       9.78       8.22        8.79
                                        ------    -------    -------    --------
TOTAL LOANS
  Amount.............................   $1,466    $19,623    $89,987    $109,610
  Weighted average rate (%)(c).......     3.79       6.01       2.88        3.44
                                                                        --------
TOTAL LOANS..........................                                   $109,610
  Less accumulated provision for loan                                      3,984
                                                                        --------
Net loans outstanding................                                   $105,626
                                                                        ========
-------------------------------------

NOTE: FOR FOOTNOTES SEE FOLLOWING PAGE.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------------------
                                                                         2003
                                      --------------------------------------------------------------------------

                                             EURO              JAPANESE YEN          U.S. DOLLARS        OTHERS
                                      -------------------   -------------------   -------------------   --------
                                       FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.     FIXED
                                      --------   --------   --------   --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount............................   $   99    $ 7,538     $  54      $6,878    $   169    $ 6,668     $  93
  Weighted average rate (%)(c)......     8.16       4.62      7.68        4.62       7.98       4.62      7.67

Single currency pools
  Amount............................   $   --    $ 2,703     $  --      $   31    $    --    $17,756     $  --
  Weighted average rate (%)(c)......       --       5.67        --        1.07         --       7.15        --
  Average Maturity (years)..........       --       3.41        --        2.54         --       3.44        --

Single currency loans
  Amount............................   $  685    $ 2,694     $  --      $  157    $14,630    $41,897     $  --
  Weighted average rate (%)(c)......     5.44       2.66        --        0.29       6.49       1.89        --
  Average Maturity (years)..........     3.81       6.05        --        6.58       3.79       5.58        --

Fixed-spread loans
  Amount............................   $2,216    $ 1,468     $   *      $   --    $ 1,974    $ 6,884     $  --
  Weighted average rate (%)(c)......     5.72       2.85      2.12          --       5.31       1.86        --
  Average maturity (years)..........    13.68      12.50     12.34          --       9.26       8.07        --
                                       ------    -------     -----      ------    -------    -------     -----
TOTAL LOANS
  Amount............................   $3,000    $14,403     $  54      $7,066    $16,773    $73,205     $  93
  Weighted average rate (%)(c)......     5.73       4.27      7.68        4.51       6.37       3.41      7.67
TOTAL LOANS.....................................................................................................

  Less accumulated provision for loan losses and deferred loan income...........................................
Net loans outstanding...........................................................................................
----------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALE  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------  -----------------------------------------
                                                        2003
                                      -----------------------------------------
                                                        LOANS
                                       OTHERS        OUTSTANDING
                                      --------   -------------------
                                      ADJUST.     FIXED     ADJUST.     TOTAL
                                      --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount............................   $1,644    $   415    $ 22,728   $ 23,143
  Weighted average rate (%)(c)......     4.62       7.92        4.62       4.68
Single currency pools
  Amount............................   $   --    $    --    $ 20,490   $ 20,490
  Weighted average rate (%)(c)......       --         --        6.95       6.95
  Average Maturity (years)..........       --         --        3.43       3.43
Single currency loans
  Amount............................   $    2    $15,315    $ 44,750   $ 60,065
  Weighted average rate (%)(c)......     0.63       6.45        1.93       3.08
  Average Maturity (years)..........     3.47       3.79        5.61       5.15
Fixed-spread loans
  Amount............................   $   --    $ 4,190    $  8,352   $ 12,542
  Weighted average rate (%)(c)......       --       5.53        2.04       3.20
  Average maturity (years)..........       --      11.60        8.85       9.77
                                       ------    -------    --------   --------
TOTAL LOANS
  Amount............................   $1,646    $19,920    $ 96,320   $116,240
  Weighted average rate (%)(c)......     4.61       6.28        3.64       4.09
                                                                       --------
TOTAL LOANS.........................                                   $116,240
  Less accumulated provision for loa                                      4,478
                                                                       --------
Net loans outstanding...............                                   $111,762
                                                                       ========
------------------------------------

a. Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans.

b. AVERAGE MATURITY--MULTICURRENCY LOANS. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

c.  Excludes effects of any waivers of loan interest.

*   Less than $0.5 million.

The weighted average maturity of IBRD's loan portfolio at June 30, 2004 is
5.16 years (5.11 years--June 30, 2003). The maturity structure of IBRD's loans at June 30, 2004 and June 30, 2003 is as follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------
                                                                   2004
                       ---------------------------------------------------------------------------------------------
                       JULY 1, 2004 THROUGH    JULY 1, 2005 THROUGH    JULY 1, 2009 THROUGH
PRODUCT/RATE TYPE          JUNE 30, 2005           JUNE 30, 2009           JUNE 30, 2014       THEREAFTER    TOTAL
---------------------  ---------------------   ---------------------   ---------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   293                 $    61                 $     1           $    --     $    355
  Adjustable.........           3,080                  10,203                   5,056               460       18,799

Single currency pools
  Fixed..............              --                      --                      --                --           --
  Adjustable.........           3,407                   9,779                   3,196               107       16,489

Single currency loans
  Fixed..............           2,070                   7,996                   2,904                15       12,985
  Adjustable.........           3,977                  16,914                  16,918             5,894       43,703

Fixed-spread loans
  Fixed..............              24                     712                   3,382             2,165        6,283
  Adjustable.........              31                   1,787                   6,531             2,647       10,996
                              -------                 -------                 -------           -------     --------
All Loans
  Fixed..............           2,387                   8,769                   6,287             2,180       19,623
  Adjustable.........          10,495                  38,683                  31,701             9,108       89,987
                              -------                 -------                 -------           -------     --------
Total loans
  outstanding........         $12,882                 $47,452                 $37,988           $11,288     $109,610
                              =======                 =======                 =======           =======     ========
--------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------
                                                                   2003
                       ---------------------------------------------------------------------------------------------
                       JULY 1, 2003 THROUGH    JULY 1, 2004 THROUGH    JULY 1, 2008 THROUGH
PRODUCT/RATE TYPE          JUNE 30, 2004           JUNE 30, 2008           JUNE 30, 2013       THEREAFTER    TOTAL
---------------------  ---------------------   ---------------------   ---------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   294                 $   117                 $     4           $    --     $    415
  Adjustable.........           3,568                  11,773                   6,545               842       22,728

Single currency pools
  Fixed..............              --                      --                      --                --           --
  Adjustable.........           3,750                  11,670                   4,773               297       20,490

Single currency loans
  Fixed..............           1,918                   8,743                   4,571                83       15,315
  Adjustable.........           5,030                  16,764                  16,684             6,272       44,750

Fixed-spread loans
  Fixed..............               1                     412                   1,620             2,157        4,190
  Adjustable.........              --                     859                   5,493             2,000        8,352
                              -------                 -------                 -------           -------     --------
All Loans
  Fixed..............           2,213                   9,272                   6,195             2,240       19,920
  Adjustable.........          12,348                  41,066                  33,495             9,411       96,320
                              -------                 -------                 -------           -------     --------
Total loans
  outstanding........         $14,561                 $50,338                 $39,690           $11,651     $116,240
                              =======                 =======                 =======           =======     ========
--------------------------------------------------------------------------------------------------------------------

GUARANTEES

IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has also provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD's partial guarantees of such securities are included in the guarantees amount mentioned below.

Guarantees of $1,218 million were outstanding at June 30, 2004
($1,254 million--June 30, 2003). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the balance sheet. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012.

At June 30, 2004, liabilities related to IBRD's obligations under guarantees of $23 million ($33 million--June 30, 2003), have been included in Accounts Payable and Miscellaneous Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $15 million
($24 million--June 30, 2003).

During the fiscal year ended June 30, 2004, no guarantees provided by IBRD were called. During the fiscal year ended June 30, 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of such guarantee. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semi-annual installments, commencing October 15, 2005, and to repay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at June 30, 2003.

DERIVATIVES FOR BORROWERS

In November 2003, the first currency swap transaction was executed between IBRD and one of its borrowers, under a master derivatives agreement. No other transactions of this nature have been executed in this fiscal year. The net interest income associated with this swap is included in Loan Interest income on the income statement. As of June 30, 2004, the receivable and payable legs of this swap had carrying values of $90 million and $93 million, respectively. This swap matures in 2017.

OVERDUE AMOUNTS

At June 30, 2004, no loans payable to IBRD, other than those referred to in the following table, were overdue by more than three months. Subsequent to June 30, 2004, principal installments of $7 million and charges of $1 million payable to IBRD, became overdue by three months, on July 16, 2004. The aggregate principal outstanding to this borrower at July 16, 2004 was $438 million. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of June 30:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2004       2003
                                                              --------   --------
Recorded investment in nonaccrual loans(a)..................   $3,188     $3,012
Accumulated provision for loan losses on nonaccrual loans...   $1,342     $1,269
Average recorded investment in nonaccrual loans.............   $3,127     $2,793
Overdue amounts of nonaccrual loans:
  Principal.................................................   $  365     $  319
  Interest and charges......................................      363        310
                                                               ------     ------
                                                               $  728     $  629
                                                               ------     ------
---------------------------------------------------------------------------------

       a. A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
Interest income recognized on loans in nonaccrual status at
  end of fiscal year........................................    $112       $113       $ 84
Interest income not earned as a result of loans being in
  nonaccrual status.........................................    $ 37       $ 28       $ 34
--------------------------------------------------------------------------------------------

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                                 2004
                                          --------------------------------------------------
                                                        PRINCIPAL, INTEREST
                                           PRINCIPAL        AND CHARGES         NONACCRUAL
BORROWER                                  OUTSTANDING         OVERDUE             SINCE
----------------------------------------  -----------   -------------------   --------------
WITH OVERDUES

  Iraq..................................    $   49              $100          December 1990

  Liberia...............................       151               381          June 1987

  Seychelles............................         3                 1          August 2002

  Zimbabwe..............................       449               246          October 2000
                                            ------              ----

Total...................................       652               728

WITHOUT OVERDUES

  Serbia and Montenegro.................     2,536                --          September 1992
                                            ------              ----

TOTAL...................................    $3,188              $728
                                            ======              ====
--------------------------------------------------------------------------------------------

During the fiscal year ended June 30, 2004, there were no loans placed into nonaccrual status or restored to accrual status.

In July 2002, the Syrian Arab Republic and the Democratic Republic of Congo cleared all of their overdue payments with IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the fiscal year ended June 30, 2003 increased by $57 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. The provision for loan losses for the fiscal year ended June 30, 2003 was not affected by these events, since these events occurred in the beginning of July 2002 and were considered in the determination of the adequacy of the provision for loan losses for the fiscal year ended June 30, 2002.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans and guarantees.

During June 1996 and January 2002, the accumulated arrears on loans to the former SFRY, for which BiH and SAM undertook responsibility, were cleared through the issuance of new loans extended by IBRD to the two countries. The reschedulings were structured to maintain the values of payments to IBRD in accordance with the terms of the original loan agreements. These reschedulings did not change IBRD's net exposure to these borrowers. These loans included unpaid interest and charges related to SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which is presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet. During fiscal year 2003, IBRD determined that these reductions should be reclassified as accumulated provision for loan losses to better reflect the nature of these amounts.

Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 are summarized below:

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------
                                                             JUNE 30, 2004   JUNE 30, 2003   JUNE 30, 2002
                                                             -------------   -------------   -------------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
  BEGINNING OF THE FISCAL YEAR.............................     $ 4,069         $ 5,094         $4,106
Additional amounts held for loans to Serbia and
  Montenegro...............................................          --              --            799
Release of provision for losses on loans and guarantees....        (665)         (1,300)           (15)
Translation adjustment.....................................         116             275            204
                                                                -------         -------         ------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
  END OF THE FISCAL YEAR...................................     $ 3,520         $ 4,069         $5,094
                                                                =======         =======         ======
COMPOSED OF:
  Accumulated provision for loan losses....................     $ 3,505         $ 4,045         $5,053
  Accumulated provision for guarantee losses...............          15              24             41
                                                                -------         -------         ------
Total......................................................     $ 3,520         $ 4,069         $5,094
                                                                =======         =======         ======
----------------------------------------------------------------------------------------------------------

                                                         REPORTED AS FOLLOWS
                                  ------------------------------------------------------------------
                                           BALANCE SHEET                  STATEMENT OF INCOME
                                  --------------------------------  --------------------------------
ALLOWANCE FOR LOSSES ON:
  Loans.........................  Accumulated Provision for Loan    Provision for Losses on Loans
                                    Losses                          and Guarantees
  Guarantees....................  Accounts Payable and              Provision for Losses on Loans
                                  Miscellaneous Liabilities         and Guarantees
----------------------------------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPC), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has not entered into any commitments to provide debt relief under this initiative. However, IDA is expected under the HIPC debt initiative, to extend new credits to certain IDA-eligible countries no longer able to borrow on IBRD terms, but with outstanding IBRD debt. These credits will be funded by IDA resources other than transfers from IBRD. In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into consideration.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA development credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental development credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental development credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA.

A summary of cumulative IDA development credits committed and disbursed under this program from inception, at June 30, 2004 and June 30, 2003 is presented below:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2004       2003
                                                              --------   --------
Commitments.................................................   $1,715     $1,711
Disbursements...............................................   $1,712     $1,699
---------------------------------------------------------------------------------

NOTE E--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD initiates swap transactions with a list of authorized counterparties. Credit Limits have been established for each counterparty.

The following table summarizes IBRD's borrowing portfolio at June 30, 2004 and June 30, 2003:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------------
                                               2004                                              2003
                          -----------------------------------------------   -----------------------------------------------
                                          NET                                               NET
                          PRINCIPAL   UNAMORTIZED   EFFECTS OF              PRINCIPAL   UNAMORTIZED   EFFECTS OF
                           AT FACE      PREMIUM      APPLYING                AT FACE      PREMIUM      APPLYING
                            VALUE     (DISCOUNT)     FAS 133      TOTAL       VALUE     (DISCOUNT)     FAS 133      TOTAL
                          ---------   -----------   ----------   --------   ---------   -----------   ----------   --------
Short-Term..............  $  3,148      $    (2)       $  --     $  3,146   $  3,433      $    (1)      $    --    $  3,432
Medium- and Long-Term...   106,059       (1,974)         835      104,920    105,792       (2,229)        1,559     105,122

Currency Swap Agreements
  (Net).................    (5,729)       1,165          239       (4,325)    (2,160)       1,467        (3,007)     (3,700)
Interest Rate Swap
  Agreements
  (Net)(a,b)............       (43)         304         (707)        (446)       404          (39)       (2,202)     (1,837)
                          --------      -------        -----     --------   --------      -------       -------    --------
                          $103,435      $  (507)       $ 367     $103,295   $107,469      $  (802)      $(3,650)   $103,017
                          ========      =======        =====     ========   ========      =======       =======    ========
---------------------------------------------------------------------------------------------------------------------------

a. The negative $43 million at June 30, 2004 ($404 million--June 30, 2003) represents the net unamortized premium (discount) on zero coupon trades.

b. The net unamortized premium of $304 million at June 30, 2004 (discount of $39 million--June 30, 2003), represents the unamortized premium (discount) on non zero coupon trades.

The following tables summarize IBRD's borrowing portfolio by currency and product at June 30, 2004 and June 30, 2003:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2004

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------
                                                                               CURRENCY
                                       DIRECT BORROWINGS                   SWAP AGREEMENTS
                                 ------------------------------   ----------------------------------

                                                       AVERAGE       AMOUNT                 AVERAGE
CURRENCY/                                    WAC(A)    MATURITY     PAYABLE       WAC(A)    MATURITY
RATE TYPE                         AMOUNT      (%)      (YEARS)    (RECEIVABLE)     (%)      (YEARS)
-------------------------------  --------   --------   --------   ------------   --------   --------
EURO
  Fixed........................  $ 10,425     6.02       5.73       $  1,225       5.58       3.12
                                                                      (9,002)      5.74       5.31
  Adjustable...................     3,674     6.70       8.10          9,182       2.35       4.53
                                                                      (4,486)      6.60       8.03
JAPANESE YEN
  Fixed........................     5,390     4.43       4.42            130       4.64       6.53
                                                                      (3,838)      4.86       3.05
  Adjustable...................    11,631     3.90      24.62          2,903       0.03       1.14
                                                                     (11,807)      3.51      24.44
U.S. DOLLARS
  Fixed........................    44,436     5.38       4.28          3,883       9.81       2.08
                                                                         (38)      9.49       0.47
  Adjustable...................     1,560     4.34       8.66         45,714       1.04      10.65
                                                                     (11,369)      1.14       3.81
OTHERS
  Fixed........................    28,518     5.66       6.96          1,269       6.42       6.45
                                                                     (28,896)      5.61       6.66
  Adjustable...................       425     6.05      14.18             --         --         --
                                                                        (599)      6.05      10.72
                                 --------     ----      -----       --------
TOTAL
  Fixed........................    88,769     5.49       5.32          6,507
                                                                     (41,774)
  Adjustable...................    17,290     4.59      19.41         57,799
                                                                     (28,261)
                                 --------     ----      -----       --------
PRINCIPAL AT FACE VALUE........  $106,059     5.34       7.62       $ (5,729)
                                 ========     ====      =====       ========
----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQU  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------  --------------------------------------------------------------------------
                                           INTEREST RATE
                                          SWAP AGREEMENTS                   NET CURRENCY OBLIGATIONS
                                 ----------------------------------   -------------------------------------
                                   NATIONAL
                                    AMOUNT                 AVERAGE       AMOUNT                   AVERAGE
CURRENCY/                          PAYABLE       WAC(A)    MATURITY     PAYABLE       WAC(A)    MATURITY(B)
RATE TYPE                        (RECEIVABLE)     (%)      (YEARS)    (RECEIVABLE)     (%)        (YEARS)
-------------------------------  ------------   --------   --------   ------------   --------   -----------
EURO
  Fixed........................    $  2,282       5.38      10.91       $ 13,932       5.88         6.35
                                       (822)      6.50       2.96         (9,824)      5.81         5.12
  Adjustable...................         803       2.08       2.75         13,659       3.51         5.39
                                     (2,282)      2.50      10.91         (6,768)      5.21         9.00
JAPANESE YEN
  Fixed........................       2,005       0.25       0.51          7,525       3.32         3.41
                                     (1,206)      2.33       3.45         (5,044)      4.25         3.15
  Adjustable...................       1,206       1.55       3.45         15,740       3.00        18.66
                                     (2,005)      0.02       0.51        (13,812)      3.00        20.97
U.S. DOLLARS
  Fixed........................      21,818       5.33       6.94         70,137       5.61         4.98
                                    (46,600)      4.81       3.39        (46,638)      4.81         3.39
  Adjustable...................      51,796       1.11       3.35         99,070       1.13         6.80
                                    (27,038)      1.65       6.16        (38,407)      1.50         5.47
OTHERS
  Fixed........................          --         --         --         29,787       5.69         6.94
                                       (174)      6.66       2.26        (29,070)      5.61         6.66
  Adjustable...................         174       2.16       2.26            599       6.05        14.18
                                         --         --         --           (599)      6.05        10.72
                                   --------                             --------       ----        -----
TOTAL
  Fixed........................      26,105                              121,381       5.52         5.52
                                    (48,802)                             (90,576)      5.15         4.61
  Adjustable...................      53,979                              129,068       1.63         8.12
                                    (31,325)                             (59,586)      2.31         9.51
                                   --------                             --------       ----
PRINCIPAL AT FACE VALUE........    $    (43)                            $100,287       2.75
                                   ========                             ========       ====
-------------------------------

a.  WAC refers to weighted average cost.

b. At June 30, 2004, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------
                                                                            CURRENCY SWAP
                                       DIRECT BORROWINGS                      AGREEMENTS
                                 ------------------------------   ----------------------------------

                                                       AVERAGE       AMOUNT                 AVERAGE
           CURRENCY/                         WAC(A)    MATURITY     PAYABLE       WAC(A)    MATURITY
           RATE TYPE              AMOUNT      (%)      (YEARS)    (RECEIVABLE)     (%)      (YEARS)
-------------------------------  --------   --------   --------   ------------   --------   --------
EURO
  Fixed........................  $ 12,679     6.01       5.33       $  1,212       5.42       3.17
                                                                     (10,921)      5.85       5.07
  Adjustable...................     4,678     5.89       8.39          8,807       2.74       4.55
                                                                      (5,610)      5.81       7.60
JAPANESE YEN
  Fixed........................     5,428     4.51       4.97            119       5.66       0.85
                                                                      (4,058)      4.93       3.58
  Adjustable...................     9,764     4.97      24.89          4,217       0.15       1.99
                                                                     (10,008)      4.57      24.16
U.S. DOLLARS
  Fixed........................    49,292     5.42       4.44          5,760       9.23       2.10
                                                                        (150)      7.06       0.68
  Adjustable...................     1,374     4.13       6.97         41,907       1.01      11.55
                                                                     (11,712)      1.09       3.70
OTHERS
  Fixed........................    22,337     5.95       8.62            485       7.62       5.08
                                                                     (21,796)      5.88       8.27
  Adjustable...................       240     3.49      20.53             --         --         --
                                                                        (412)      5.11      13.32
                                 --------     ----      -----       --------
TOTAL
  Fixed........................    89,736     5.58       5.64          7,576
                                                                     (36,925)
  Adjustable...................    16,056     5.15      18.49         54,931
                                                                     (27,742)
                                 --------     ----      -----       --------
PRINCIPAL AT FACE VALUE........  $105,792     5.51       7.59       $ (2,160)
                                 ========     ====      =====       ========
----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQU  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------  --------------------------------------------------------------------------
                                           INTEREST RATE
                                          SWAP AGREEMENTS                   NET CURRENCY OBLIGATIONS
                                 ----------------------------------   -------------------------------------
                                   NATIONAL
                                    AMOUNT                 AVERAGE       AMOUNT                   AVERAGE
           CURRENCY/               PAYABLE       WAC(A)    MATURITY     PAYABLE       WAC(A)    MATURITY(B)
           RATE TYPE             (RECEIVABLE)     (%)      (YEARS)    (RECEIVABLE)     (%)        (YEARS)
-------------------------------  ------------   --------   --------   ------------   --------   -----------
EURO
  Fixed........................    $  2,644       5.36       9.45       $ 16,535       5.86         5.83
                                       (974)      6.61       3.25        (11,895)      5.91         4.93
  Adjustable...................         958       2.13       1.94         14,443       3.72         5.62
                                     (2,645)      2.65       9.45         (8,255)      4.80         8.19
JAPANESE YEN
  Fixed........................       2,241       0.23       1.06          7,788       3.29         3.78
                                     (1,576)      2.61       3.38         (5,634)      4.28         3.53
  Adjustable...................       1,576       0.11       3.38         15,557       3.15        16.50
                                     (2,241)      0.04       1.06        (12,249)      3.74        19.93
U.S. DOLLARS
  Fixed........................      18,123       5.45       8.19         73,175       5.73         5.19
                                    (46,528)      5.10       4.02        (46,678)      5.10         4.01
  Adjustable...................      52,404       1.13       3.44         95,685       1.12         7.05
                                    (23,578)      1.52       6.34        (35,290)      1.38         5.46
OTHERS
  Fixed........................          --         --         --         22,822       5.98         8.54
                                       (173)      6.66       3.26        (21,969)      5.89         8.23
  Adjustable...................         173       3.46       3.26            413       3.48        13.30
                                         --         --         --           (412)      5.11        13.32
                                   --------                             --------       ----        -----
TOTAL
  Fixed........................      23,008                              120,320       5.64         5.82
                                    (49,251)                             (86,176)      5.36         5.18
  Adjustable...................      55,111                              126,098       1.68         8.07
                                    (28,464)                             (56,206)      2.42         9.07
                                   --------                             --------       ----
PRINCIPAL AT FACE VALUE........    $    404                             $104,036       2.80
                                   ========                             ========       ====
-------------------------------

a.  WAC refers to weighted average cost.

b. At June 30, 2003, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

SHORT-TERM BORROWINGS AT JUNE 30, 2004 AND JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------------------
                                                                        2004                       2003
                                                              -------------------------   ----------------------
CURRENCY/                                                       PRINCIPAL       WAC(B)     PRINCIPAL     WAC(B)
RATE TYPE                                                     OUTSTANDING(A)     (%)      OUTSTANDING     (%)
------------------------------------------------------------  --------------   --------   -----------   --------
U.S. DOLLARS
  Fixed.....................................................      $2,406         1.15       $2,833        1.06
  Adjustable................................................         742         1.41          600        1.19
                                                                  ------         ----       ------        ----
TOTAL
  Fixed.....................................................       2,406         1.15        2,833        1.06
  Adjustable................................................         742         1.41          600        1.19
                                                                  ------         ----       ------        ----

PRINCIPAL AT FACE VALUE.....................................      $3,148         1.21       $3,433        1.08
                                                                  ======         ====       ======        ====
----------------------------------------------------------------------------------------------------------------

a. At June 30, 2004, the average repricing period of the principal outstanding for short-term borrowings was less than two months (less than one month June 30, 2003.)

b.  WAC refers to weighted average cost.

The maturity structure of IBRD's Medium- and Long-term borrowings outstanding at June 30, 2004 and June 30, 2003 is as follows:

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------
PERIOD                                                          2004
------                                                        --------
July 1, 2004 through June 30, 2005..........................  $ 19,881
July 1, 2005 through June 30, 2006..........................    15,013
July 1, 2006 through June 30, 2007..........................    11,924
July 1, 2007 through June 30, 2008..........................    10,376
July 1, 2008 through June 30, 2009..........................     6,781
July 1, 2009 through June 30, 2014..........................    13,884

Thereafter..................................................    28,200
                                                              --------
Total.......................................................  $106,059
                                                              ========
----------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------
PERIOD                                                          2003
------                                                        --------
July 1, 2003 through June 30, 2004..........................  $ 12,266
July 1, 2004 through June 30, 2005..........................    19,206
July 1, 2005 through June 30, 2006..........................    12,695
July 1, 2006 through June 30, 2007..........................     8,884
July 1, 2007 through June 30, 2008..........................     9,438
July 1, 2008 through June 30, 2013..........................    15,965

Thereafter..................................................    27,338
                                                              --------
Total.......................................................  $105,792
                                                              ========
----------------------------------------------------------------------

LINE OF CREDIT: IBRD maintains a line of credit with an independent financial institution. This facility was created for the benefit of both IBRD and IDA. The available line of credit to each institution is $500 million, but usage from both institutions cannot exceed $500 million in aggregate. The line of credit is used to cover any overnight overdrafts that may occur due to failed trades. At June 30, 2004, IBRD had not drawn down under this facility ($1 million was drawn down at June 30, 2003).

NOTE F--OTHER ASSET/LIABILITY SWAPS

As part of asset/liability management, IBRD has entered into currency and interest rate swap agreements to better align its currency composition and duration of Equity with that of Loans Outstanding. A summary of IBRD's other asset/ liability swaps at June 30, 2004 and June 30, 2003 is presented below:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------
                                                          2004
                           -------------------------------------------------------------------
                               CURRENCY SWAP AGREEMENTS        INTEREST RATE SWAP AGREEMENTS
                           --------------------------------   --------------------------------
                                        WEIGHTED               NOTIONAL    WEIGHTED
                             AMOUNT     AVERAGE    AVERAGE      AMOUNT     AVERAGE    AVERAGE
                           RECEIVABLE     COST     MATURITY   RECEIVABLE     COST     MATURITY
                           (PAYABLE)      (%)      (YEARS)    (PAYABLE)      (%)      (YEARS)
                           ----------   --------   --------   ----------   --------   --------
U.S. dollars.............    $ 726        1.17        2.72     $ 1,250       3.68        4.31
                                                                (1,250)      1.30        4.31

Euro.....................     (382)       2.06        2.71          --         --          --
Japanese yen.............     (495)      (0.06)       2.72          --         --          --
                             -----       -----      ------     -------       ----      ------
Total Receivable.........      726        1.17        2.72       1,250       3.68        4.31
(Payable)................     (877)       0.86        2.72      (1,250)      1.30        4.31
Effects of applying
  FAS 133................        1                                 (19)
                             -----                             -------
Total....................    $(150)                            $   (19)
                             =====                             =======
----------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLA  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------  -------------------------------------------------------------------
                                         2004                               2003
                           --------------------------------   --------------------------------
                            NET DERIVATIVE ASSET/LIABILITY      CURRENCY SWAP AGREEMENTS(A)
                           --------------------------------   --------------------------------
                                        WEIGHTED                           WEIGHTED
                             AMOUNT     AVERAGE    AVERAGE      AMOUNT     AVERAGE    AVERAGE
                           RECEIVABLE     COST     MATURITY   RECEIVABLE     COST     MATURITY
                           (PAYABLE)      (%)      (YEARS)    (PAYABLE)      (%)      (YEARS)
                           ----------   --------   --------   ----------   --------   --------
U.S. dollars.............   $ 1,976       2.76       3.73       $ 726        1.26       3.72
                             (1,250)      1.30       4.31
Euro.....................      (382)      2.06       2.71        (360)       2.49       3.71
Japanese yen.............      (495)     (0.06)      2.72        (450)      (0.06)      3.73
                            -------      -----       ----       -----       -----       ----
Total Receivable.........     1,976       2.76       3.73         726        1.26       3.72
(Payable)................    (2,127)      1.12       3.00        (810)       1.07       3.72
Effects of applying
  FAS 133................       (18)                                *
                            -------                             -----
Total....................   $  (169)                            $ (84)
                            =======                             =====
-------------------------

a.  There were no interest rate swap agreements at June 30, 2003.
*   Less than $0.5 million

NOTE G--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers for loans, guarantees or related derivatives. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2004, IBRD had received collateral of $4,169 million in connection with swap agreements ($5,110 million--June 30, 2003).

As the transfer of this collateral did not meet the requirements of a sale, the collateral has not been included in the assets of IBRD.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2004 and June 30, 2003 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

IN MILLIONS OF U.S DOLLARS
---------------------------------------------------------------------------------
                                                                2004       2003
                                                              --------   --------
INVESTMENTS--TRADING PORTFOLIO

Exchange traded Options and Futures(a)
  - Notional Long position..................................  $ 2,812    $ 9,590
  - Notional Short position.................................      638        222
Currency swaps (including currency forward contracts)
  - Credit exposure.........................................      122         92
Interest rate swaps
  - Notional principal......................................    1,260      4,575
  - Credit exposure.........................................       27         50

BORROWING PORTFOLIO

Currency swaps
  - Credit exposure.........................................    8,371      6,949
Interest rate swaps
  - Notional principal......................................   79,812     82,112
  - Credit exposure.........................................    2,905      5,079

OTHER ASSET/LIABILITY(b)

Interest rate swaps
  - Notional principal......................................    1,250         --
---------------------------------------------------------------------------------

       a. Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and futures contracts as of June 30, 2004 and June 30, 2003, are interest rate contracts.

       b. There was no credit exposure for the currency swaps or interest rate swaps in this portfolio at June 30, 2004 and June 30, 2003.

NOTE H--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2004 and June 30, 2003:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2004       2003
                                                              --------   --------
Special reserve.............................................  $   293    $   293
General reserve.............................................   21,542     19,132
Pension reserve.............................................      934        963
Surplus.....................................................       95        100
Cumulative FAS 133 Adjustments..............................    3,522      1,199
Unallocated net (loss) income...............................   (2,404)     5,344
                                                              -------    -------
TOTAL.......................................................  $23,982    $27,031
                                                              =======    =======
---------------------------------------------------------------------------------

On July 31, 2003, IBRD's Executive Directors approved the allocation of
$2,410 million of the net income earned in the fiscal year ended June 30, 2003 to the General Reserve and $2,323 million to Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133 during fiscal year 2003. The Executive Directors also approved a reduction of $29 million in the pension reserve, representing the excess of the accounting expense for the Staff Retirement Plan and other postretirement benefits plans over the respective contribution amounts for the fiscal year ended June 30, 2003.

On September 24, 2003, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2003:
$300 million to IDA, $240 million as an immediate transfer to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, and the retention of
$100 million as Surplus. The $240 million transfer was made on September 25, 2003.

On February 4, 2004, IBRD's Board of Governors approved the transfer of
$80 million from Surplus for the replenishment of the Trust Fund for Gaza and West Bank. On March 4, 2004, IBRD's Board of Governors approved the transfer of $25 million from Surplus for immediate payment to the newly-created Low-Income Countries under Stress Implementation Trust Fund. These transfers were made during March 2004.

The aggregate transfers and amounts payable for these transfers approved by the Board of Governors at June 30, 2004 and June 30, 2003 are included in the following table:

IN MILLIONS OF U.S DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------
                                                                                                    AMOUNT
                                                                        FISCAL YEAR 2003            PAYABLE
                                                                         TRANSFERS FROM           AT JUNE 30
                                                                     ----------------------   -------------------
                                              AGGREGATE TRANSFERS    UNALLOCATED
TRANSFERS TO                                 THROUGH JUNE 30, 2003   NET INCOME    SURPLUS      2004       2003
-------------------------------------------  ---------------------   -----------   --------   --------   --------
International Development Association......          $7,357             $300         $ --      $1,584     $1,293
Debt Reduction Facility for IDA-only
  Countries................................             300               --           --          64         81
Trust Fund for Gaza and West Bank..........             380               --           80          --         --
Heavily Indebted Poor Countries Debt
  Initiative Trust Fund....................           1,640              240           --         100        100
Low-Income Countries Under Stress
  Implementation Trust Fund................              --               --           25          --         --
                                                                                               ------     ------
                                                                                               $1,748     $1,474
                                                                                               ======     ======
-----------------------------------------------------------------------------------------------------------------

NOTE I--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative Expenses for the fiscal year ended June 30, 2004 are net of the share of administrative expenses allocated to IDA of $908 million
($846 million--June 30, 2003, $654 million--June 30, 2002). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties, including IFC and MIGA, for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2004, June 30, 2003, and
June 30, 2002, the amount of fee revenue associated with administrative services is as follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
Service fee revenue.........................................    $196       $178       $155
Included in these amounts are the following:
  Fees charged to IFC.......................................      28         28         26
  Fees charged to MIGA......................................       5          3          3
--------------------------------------------------------------------------------------------

At June 30, 2004 and June 30, 2003, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                          2004                                         2003
                       ------------------------------------------   ------------------------------------------
                                         PENSION AND                                  PENSION AND
                                            OTHER                                        OTHER
                       ADMINISTRATIVE   POSTRETIREMENT              ADMINISTRATIVE   POSTRETIREMENT
                          SERVICES         BENEFITS       TOTAL        SERVICES         BENEFITS       TOTAL
                       --------------   --------------   --------   --------------   --------------   --------
IDA..................      $ (340)          $  723         $383         $(310)           $  698         $388
IFC..................         (24)             291          267           (23)              277          254
MIGA.................          (3)              16           13            (3)               15           12
                           ------           ------         ----         -----            ------         ----
                           $ (367)          $1,030         $663         $(336)           $  990         $654
                           ======           ======         ====         =====            ======         ====
--------------------------------------------------------------------------------------------------------------

NOTE J--MANAGEMENT OF EXTERNAL FUNDS

TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD.

The trust fund assets by executing agent at June 30, 2004 and June 30, 2003 are summarized below:

----------------------------------------------------------------------------------------------
                                            2004                             2003
                               ------------------------------   ------------------------------
                               TOTAL FIDUCIARY     NUMBER OF    TOTAL FIDUCIARY     NUMBER OF
                                    ASSETS        TRUST FUND         ASSETS        TRUST FUND
                               (IN MILLIONS OF     ACCOUNTS     (IN MILLIONS OF     ACCOUNTS
                                U.S. DOLLARS)     (UNAUDITED)    U.S. DOLLARS)     (UNAUDITED)
                               ----------------   -----------   ----------------   -----------
IBRD executed................       $2,581           1,765           $1,695           1,991
Recipient executed...........        4,144           1,399            3,009           1,227
                                    ------           -----           ------           -----
Total........................       $6,725           3,164           $4,704           3,218
                                    ======           =====           ======           =====
----------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2004, IBRD received $14 million ($14 million--June 30, 2003 and $11 million--June 30, 2002) as fees for administering trust funds. These fees have been recorded as Other Income.

INVESTMENT MANAGEMENT SERVICES

IBRD offers investment management services to one non-affiliated organization and one affiliated organization. Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes. One objective of this program is to assist these central banks in developing their portfolio management skills. IBRD receives a fee for these services.

The fee income from all of these investment management activities is included in service fee revenues described in Note I.

At June 30, 2004, the assets managed under these agreements had a value of $8,789 million ($7,156 million--June 30, 2003). These funds are not included in the assets of IBRD.

NOTE K--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2004       2003       2002       2004       2003       2002       2004       2003       2002
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
BENEFIT COST
  Service cost.................   $  213    $   203    $   202      $ 28       $ 28       $ 28      $   9      $   8      $  13
  Interest cost................      411        451        412        49         57         54          7          8          6
  Expected return on plan
    assets.....................     (595)      (587)      (761)      (58)       (57)       (72)        --         --         --
  Amortization of prior service
    cost.......................       13         13          7        (1)        (1)        --          *          *         --
  Amortization of unrecognized
    net loss (gain)............       17         --        (26)       14         17          5         (1)        (1)        (2)
  Amortization of Transition
    Asset......................       --        (11)       (11)       --         --         --         --         --         --
                                  ------    -------    -------      ----       ----       ----      -----      -----      -----
  Net periodic pension cost
    (income)...................   $   59    $    69    $  (177)     $ 32       $ 44       $ 15      $  15      $  15      $  17
                                  ======    =======    =======      ====       ====       ====      =====      =====      =====
  of which:
    IBRD's share...............   $   26    $    31    $   (93)     $ 14       $ 20       $  8      $   7      $   7      $   9
    IDA's share................   $   33    $    38    $   (84)     $ 18       $ 24       $  7      $   8      $   8      $   8
---------------------------------------------------------------------------------------------------------------------------------

*   Less than $0.5 million

IDA's share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Miscellaneous Assets and Accounts Payable and Miscellaneous liabilities on the balance sheet.

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses. The income from the SRP and RSBP for prior fiscal years is included as a separate line item on the Statement of Income.

For the fiscal years ended June 30, 2004, and June 30, 2003, expenses for these plans of $20 million and $24 million, respectively, were allocated to IFC, and $1 million and $2 million, respectively, were allocated to MIGA. For the fiscal year ended June 30, 2002, net income from these plans of $31 million, was allocated to IFC, and $2 million was allocated to MIGA.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. The assets of the PEBP are invested in fixed income instruments.

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2004       2003       2002       2004       2003       2002       2004       2003       2002
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
PROJECTED BENEFIT OBLIGATION
  Beginning of year............   $8,857    $ 8,263    $ 7,277     $  971      $929       $867      $ 139      $ 133      $ 103
  Service cost.................      259        250        244         33        34         32         11          9         15
  Interest cost................      500        553        499         55        63         60          7          9          7
  Employee contributions.......       75         75         65         10         8          8          1          1          *
  Amendments...................       --         77         19         --        24        (38)        --          5         --
  Benefits paid................     (336)      (306)      (304)       (33)      (29)       (30)        (6)        (5)        (5)
  Actuarial loss (gain)........      237        (55)       463         40       (58)        30          7        (13)        13
                                  ------    -------    -------     ------      ----       ----      -----      -----      -----
  End of year..................    9,592      8,857      8,263      1,076       971        929        159        139        133
                                  ------    -------    -------     ------      ----       ----      -----      -----      -----
FAIR VALUE OF PLAN ASSETS
  Beginning of year............    9,415      9,413     10,364        834       818        894         --         --         --
  Employee contributions.......       75         75         65         10         8          8         --         --         --
  Actual return on assets......    1,689        193       (712)       117        16        (70)        --         --         --
  Employer contributions.......      131         40         --         38        21         16         --         --         --
  Benefits paid................     (336)      (306)      (304)       (33)      (29)       (30)        --         --         --
                                  ------    -------    -------     ------      ----       ----      -----      -----      -----
  End of year..................   10,974      9,415      9,413        966       834        818         --         --         --
                                  ------    -------    -------     ------      ----       ----      -----      -----      -----
FUNDED STATUS
  Plan assets in excess of
    (less than) projected
    benefit obligation.........    1,382        558      1,150       (110)     (137)      (111)      (159)      (139)      (133)
  Unrecognized net loss (gain)
    from past experience
    different from that assumed
    and from changes in
    assumptions................      438      1,186        714        286       314        344        (14)       (23)       (11)
  Unrecognized prior service
    cost.......................       88        105         44        (10)      (12)       (38)         4          5         --
  Unrecognized net transition
    asset......................       --         --        (13)        --        --         --         --         --         --
                                  ------    -------    -------     ------      ----       ----      -----      -----      -----
  Prepaid (accrued) pension
    cost.......................   $1,908    $ 1,849    $ 1,895     $  166      $165       $195      $(169)     $(157)     $(144)
                                  ======    =======    =======     ======      ====       ====      =====      =====      =====
  Accumulated Benefit
    Obligation.................   $7,184    $ 6,590    $ 6,174     $1,076      $971       $929      $ 135      $ 116      $ 116
                                  ======    =======    =======     ======      ====       ====      =====      =====      =====
---------------------------------------------------------------------------------------------------------------------------------

*   Less than $0.5 million.

The $1,908 million prepaid SRP cost at June 30, 2004 ($1,849 million--June 30,
2003) is included in Prepaid Pension Cost on the balance sheet. Of this amount $947 million was attributable to IDA, IFC, and MIGA ($909 million--June 30, 2003) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $166 million prepaid RSBP cost at June 30, 2004 ($165 million--June 30,
2003), is included in Prepaid Pension Cost on the balance sheet. Of this amount $69 million was attributable to IDA, IFC, and MIGA ($68 million--June 30, 2003) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002:

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE PROJECTED BENEFIT OBLIGATION

IN PERCENT
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2004       2003       2002       2004       2003       2002       2004       2003       2002
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Discount rate..................    6.25       5.75       6.75       6.25       5.75       6.75       6.25       5.75       6.75
Rate of compensation
  increase.....................    6.40       5.40       6.40
Health care growth rates
-at end of fiscal year.........                                     7.30       6.10       7.10
Ultimate health care growth
  rate.........................                                     4.75       3.75       4.75
Year in which ultimate rate is
  reached......................                                     2012       2011       2011
---------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC PENSION COST

IN PERCENT
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2004       2003       2002       2004       2003       2002       2004       2003       2002
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Discount rate..................    5.75       6.75       7.00       5.75       6.75       7.00       5.75       6.75       7.00
Expected return on plan
  assets.......................    7.75       7.75       9.00       7.75       7.75       9.00
Rate of compensation
  increase.....................    5.40       6.40       6.60
Health care growth rates
-at end of fiscal year.........                                     6.10       7.10       7.40
-to year 2011 and thereafter...                                     3.75       4.75       5.00
---------------------------------------------------------------------------------------------------------------------------------

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
                                                ONE PERCENTAGE POINT INCREASE   ONE PERCENTAGE POINT DECREASE
                                                -----------------------------   -----------------------------
Effect on total service and interest cost.....              $ 20                            $ (16)
Effect on postretirement benefit obligation...               207                             (165)
-------------------------------------------------------------------------------------------------------------

INVESTMENT STRATEGY

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifi-cally, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments. The fixed-income and public equity asset classes are rebalanced on a monthly basis.

The following table presents the weighted-average asset allocation at June 30, and the respective target allocation by asset category for the SRP and RSRP:

IN PERCENT
---------------------------------------------------------------------------------------------------------------------------------
                                                                            SRP                                RSBP
                                                              --------------------------------   --------------------------------
                                                                                % OF PLAN                          % OF PLAN
                                                                TARGET           ASSETS            TARGET           ASSETS
                                                              ALLOCATION   -------------------   ALLOCATION   -------------------
                                                                 2004        2004       2003        2004        2004       2003
                                                              ----------   --------   --------   ----------   --------   --------
ASSET CLASS
Fixed Income................................................         40%      40%        40%            30%       30%        30%
Public Equity...............................................         35       42         42             30        43         46
Alternative Investments.....................................         25       18         18             40        27         24
                                                               --------      ---        ---       --------      ----       ----
Total.......................................................        100%     100%       100%           100%      100%       100%
                                                               ========      ===        ===       ========      ====       ====
Alternative Investments include:
  Private Equity............................................   up to 12      7.0        7.0       up to 28      11.0       10.5
  Real Estate...............................................    up to 8      4.0        5.5       up to 18       3.5        4.0
  Hedge Funds...............................................   up to 12      7.0        5.5       up to 23      12.5        9.5
---------------------------------------------------------------------------------------------------------------------------------

ESTIMATED FUTURE BENEFITS PAYMENTS

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2004:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                                SRP        RSBP       PEBP
                                                              --------   --------   --------
July 1, 2004-June 30, 2005..................................   $  348      $ 29       $10
July 1, 2005-June 30, 2006..................................      388        33        11
July 1, 2006-June 30, 2007..................................      427        37        12
July 1, 2007-June 30, 2008..................................      465        42        13
July 1, 2008-June 30, 2009..................................      510        47        15
July 1, 2009-June 30, 2014..................................    3,106       315        86

EXPECTED CONTRIBUTIONS

IBRD's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgement on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year beginning July 1, 2004 is $235 million and $41 million, respectively.

NOTE L--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2004, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $609 million and $532 million.

The following table presents IBRD's loan outstanding balances and associated loan income, by geographic region, at June 30, 2004 and June 30, 2003:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------
                                                    2004                               2003
                                      --------------------------------   --------------------------------
REGION                                LOAN INCOME    LOANS OUTSTANDING   LOAN INCOME    LOANS OUTSTANDING
------------------------------------  ------------   -----------------   ------------   -----------------
  Africa............................     $   96          $  2,479           $  169          $  2,692
  East Asia and Pacific.............      1,381            29,155            1,814            33,561
  Europe and Central Asia...........        844            26,746            1,031            26,523
  Latin America and the Caribbean...      1,528            36,803            1,945            37,800
  Middle East and North Africa......        332             7,461              402             7,670
  South Asia........................        214             6,869              371             7,861
  Other(a)..........................          8                97               10               133
                                         ------          --------           ------          --------
  Total.............................     $4,403          $109,610           $5,742          $116,240
                                         ======          ========           ======          ========
---------------------------------------------------------------------------------------------------------

a.  Represents loans to IFC, an affiliated organization.

NOTE M--COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP and IFRS, are excluded from net income. For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income (Loss) for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                          2004
                                           -------------------------------------------------------------------
                                                           CUMULATIVE                                TOTAL
                                                            EFFECT OF                             ACCUMULATED
                                           CUMULATIVE        CHANGE                                  OTHER
                                           TRANSLATION    IN ACCOUNTING                          COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE      RECLASSIFICATION(A)      INCOME
                                           -----------   ---------------   -------------------   -------------
Balance, beginning of the fiscal year....    $  (346)         $500                $(414)             $(260)
Changes from period activity.............        333            --                   (2)               331
                                             -------          ----                -----              -----
Balance, end of the fiscal year..........    $   (13)         $500                $(416)             $  71
                                             =======          ====                =====              =====
--------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                          2003
                                           -------------------------------------------------------------------
                                                           CUMULATIVE                                TOTAL
                                                            EFFECT OF                             ACCUMULATED
                                           CUMULATIVE        CHANGE                                  OTHER
                                           TRANSLATION    IN ACCOUNTING                          COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE      RECLASSIFICATION(A)       LOSS
                                           -----------   ---------------   -------------------   -------------
Balance, beginning of the fiscal year....    $  (952)         $500                $(297)             $(749)
Changes from period activity.............        606            --                 (117)               489
                                             -------          ----                -----              -----
Balance, end of the fiscal year..........    $  (346)         $500                $(414)             $(260)
                                             =======          ====                =====              =====
--------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                          2002
                                           -------------------------------------------------------------------
                                                           CUMULATIVE                                TOTAL
                                                            EFFECT OF                             ACCUMULATED
                                           CUMULATIVE        CHANGE                                  OTHER
                                           TRANSLATION    IN ACCOUNTING                          COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE      RECLASSIFICATION(A)       LOSS
                                           -----------   ---------------   -------------------   -------------
Balance, beginning of the fiscal year....    $(1,176)         $500                $(169)             $(845)
Changes from period activity.............        224            --                 (128)                96
                                             -------          ----                -----              -----
Balance, end of the fiscal year..........    $  (952)         $500                $(297)             $(749)
                                             =======          ====                =====              =====
--------------------------------------------------------------------------------------------------------------

a. Reclassification of Cumulative effect of change in accounting principle to net income.

NOTE N--EFFECTS OF APPLYING FAS 133

On July 1, 2000, IBRD adopted FAS 133. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value. IBRD has not defined any qualifying hedging relationships under this standard.

Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting. The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Upon adoption of FAS 133, IBRD's net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The $500 million difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133, was included in Other Comprehensive Income at the time FAS 133 was implemented. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the mark-to-market adjustments on the related derivative instruments. The mark-to-market adjustments on the bonds are being amortized over the remaining lives of the related bonds.

The following table reflects the components of the effects of applying FAS 133 for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002.

IN MILLIONS OF U.S DOLLARS
--------------------------------------------------------------------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
NET UNREALIZED (LOSSES) GAINS ON DERIVATIVE INSTRUMENTS, AS
  DEFINED BY FAS 133........................................  $(4,052)    $2,302      $783
RECLASSIFICATION AND AMORTIZATION OF TRANSITION ADJUSTMENT
  Reclassification from Other Comprehensive Income--Cash
    Flow Hedges.............................................        2        117       128
  Amortization of mark-to-market on borrowings associated
    with fair value hedges..................................      (50)       (96)      (57)
                                                              -------     ------      ----
EFFECTS OF APPLYING FAS 133.................................  $(4,100)    $2,323      $854
                                                              =======     ======      ====
--------------------------------------------------------------------------------------------

NOTE O--ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2004 and 2003.

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------
                                                               JUNE 30, 2004            JUNE 30, 2003
                                                           ----------------------   ----------------------
                                                           CARRYING                 CARRYING
                                                            VALUE     FAIR VALUE*    VALUE     FAIR VALUE*
                                                           --------   -----------   --------   -----------
Due from Banks...........................................  $  1,803    $  1,803     $  1,929    $  1,929
Investments..............................................    31,986      31,986       28,128      28,128
Loans Outstanding........................................   109,610     112,608      116,240     122,593
Less Accumulated Provision for Loan Losses and Deferred
  Loan Income............................................    (3,984)     (3,984)      (4,478)     (4,478)
                                                           --------    --------     --------    --------
Net Loans Outstanding....................................   105,626     108,624      111,762     118,115
Swaps Receivable
  Investments............................................    12,476      12,476       10,301      10,301
  Loans..................................................        90          95           --          --
  Borrowings.............................................    69,548      69,548       70,316      70,316
  Other Asset/Liability..................................       908         908          726         726
Other Assets.............................................     6,776       6,340        7,190       6,735
                                                           --------    --------     --------    --------
  Total Assets...........................................  $229,213    $231,780     $230,352    $236,250
                                                           ========    ========     ========    ========
Borrowings...............................................  $108,066    $109,675     $108,554    $116,695
Swaps Payable
  Investments............................................    14,284      14,284       11,862      11,862
  Loans..................................................        93          93           --          --
  Borrowings.............................................    64,777      64,777       64,779      64,779
  Other Asset/Liability..................................     1,077       1,077          810         810
Other Liabilities........................................     5,453       5,453        6,429       6,429
                                                           --------    --------     --------    --------
Total Liabilities........................................   193,750     195,359      192,434     200,575
Paid in Capital Stock....................................    11,483      11,483       11,478      11,478
Retained Earnings and Other Equity.......................    23,980      24,938       26,440      24,197
                                                           --------    --------     --------    --------
  Total Liabilities and Equity...........................  $229,213    $231,780     $230,352    $236,250
                                                           ========    ========     ========    ========
----------------------------------------------------------------------------------------------------------

* Except for loans and related derivatives, which are on an estimated value (current value) basis.

VALUATION METHODS AND ASSUMPTIONS

DUE FROM BANKS

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

INVESTMENTS

IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Note A).

NET LOANS OUTSTANDING

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

The current value of net loans outstanding also includes IBRD's assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the accumulated provision for loan losses.

SWAPS RECEIVABLE AND SWAPS PAYABLE

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value of swaps is based on market prices, where such prices are available. Where no quoted market price is available, the fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A).

BORROWINGS

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

OTHER ASSETS AND OTHER LIABILITIES

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY IBRD OR BY ANY DEALER, UNDERWRITER OR AGENT OF IBRD. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Availability of Information.................................      1
Summary Information.........................................      2
Financial Overview..........................................      4
Basis of Reporting..........................................      6
Development Activities......................................     11
Liquidity Management........................................     19
Funding Resources...........................................     22
Financial Risk Management...................................     28
Critical Accounting Policies................................     39
Results of Operations.......................................     40
Governance..................................................     43
Reconciliation of Prior Year Current Value Financial
  Statements to Reported Basis..............................     46
Affiliated Organizations - IFC, IDA and MIGA................     48
Administration of IBRD......................................     48
The Articles of Agreement...................................     51
Legal Status, Privileges and Immunities.....................     51
Fiscal Year, Announcements, Allocation of Net Income and
  Audit Fees................................................     52
Glossary of Terms...........................................     53
Index to Financial Statements and Internal Control
  Reports...................................................     55